Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders and Directors of IAMGOLD Corporation

The accompanying consolidated financial statements of IAMGOLD Corporation (“the Company”), their presentation and the information contained in the Management Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The financial information on the Company presented elsewhere in the Management Discussion and Analysis is consistent with that in the consolidated financial statements.

The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorised, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.

The Board of Directors is responsible for ensuring that management fulfils its responsibility for financial reporting. The Board carries out this responsibility principally through its Audit Committee which consists of outside directors. The Board of Directors has also designated the Chairman of the Audit Committee as the Company’s financial expert. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board and approval by the shareholders.

The external auditors audit the consolidated financial statements annually on behalf of the shareholders. The external auditors have full and free access to management and the Audit Committee.

Stephen J. J. Letwin	Carol T. Banducci
Chief Executive Officer	Chief Financial Officer
February 23, 2012	February 23, 2012

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of IAMGOLD Corporation

We have audited the accompanying consolidated financial statements of IAMGOLD Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of IAMGOLD Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 23, 2012

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Notes		December 31, 2011	December 31, 2010 (notes 6, 33)	January 1, 2010 (notes 6, 33)
			$	$	$
Assets
Current assets
Cash and cash equivalents	7		1,051,613	270,779	191,374
Gold bullion (market value $210,874; December 31, 2010 – $140,551; January 1, 2010 –$108,749)	8		96,795	40,411	40,408
Receivables and other current assets	9		155,919	81,848	82,912
Inventories	10		239,127	204,716	160,897

			1,543,454	597,754	475,591

Non-current assets
Investments in associates	11		16,259	246,122	232,438
Mining assets	12		1,881,581	1,788,703	1,624,511
Exploration and evaluation assets	13		356,494	306,215	174,661
Goodwill	14		256,689	267,978	267,978
Other non-current assets	15		295,245	224,333	174,735

			2,806,268	2,833,351	2,474,323

			4,349,722	3,431,105	2,949,914

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities			205,951	158,410	140,462
Income and mining taxes payable			86,743	52,416	33,485
Dividends payable			46,988	31,324	24,507
Current portion of asset retirement obligations	18	(a)	6,366	4,511	7,119
Current portion of other non-current liabilities			6,577	6,825	5,819

			352,625	253,486	211,392

Non-current liabilities
Deferred income and mining tax liabilities	20		234,814	216,784	206,944
Asset retirement obligations	18	(a)	215,854	182,910	112,094
Other non-current liabilities			17,514	19,804	13,031

			468,182	419,498	332,069

			820,807	672,984	543,461

Equity
Equity attributable to equity shareholders of the Company:
Common shares	21		2,308,633	2,255,498	2,201,528
Contributed surplus			19,869	18,789	12,302
Retained earnings			1,104,884	383,602	151,758
Fair value reserve			41,151	43,267	17,659

			3,474,537	2,701,156	2,383,247
Non-controlling interests			54,378	56,965	23,206

			3,528,915	2,758,121	2,406,453

			4,349,722	3,431,105	2,949,914

Commitments and contingencies (note 30)

Subsequent events (note 19)

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of U.S. dollars, except per share amounts)

Years ended December 31	Notes		2011	(Notes 6, 33) 2010
			$	$
Revenues			1,673,187	1,097,072

Mining costs	24		914,818	649,355
General and administrative expenses	25		54,246	48,718
Exploration expenses			73,326	45,870
Other			2,637	(565)

Operating costs			1,045,027	743,378

Earnings from operations			628,160	353,694
Share of net loss from investments in associates (net of income tax)	11		(1,635)	—

Finance costs	26		(7,131)	(5,980)
Foreign exchange losses			(8,040)	(7,788)
Interest income, derivatives and other investment gains	27		37,636	31,499

Earnings from continuing operations before income and mining taxes			648,990	371,425
Income and mining tax expenses	20		(220,996)	(138,291)

Net earnings from continuing operations			427,994	233,134
Net earnings from discontinued operations	6	(c)	415,320	46,711

Net earnings			843,314	279,845

Net earnings from continuing operations attributable to:
Equity shareholders of the Company			391,344	215,910
Non-controlling interests			36,650	17,224

Net earnings from continuing operations			427,994	233,134

Net earnings attributable to:
Equity shareholders of the Company			806,664	262,621
Non-controlling interests			36,650	17,224

Net earnings			843,314	279,845

Weighted average number of common shares outstanding attributable to equity shareholders of the Company (in thousands)	21	(d)
Basic			374,947	371,392
Diluted			376,520	373,255
Earnings from continuing operations attributable to equity shareholders of the Company per share ($ per share)
Basic			1.04	0.58
Diluted			1.04	0.58
Earnings attributable to equity shareholders of the Company per share ($ per share)
Basic			2.15	0.71
Diluted			2.14	0.70

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

Years ended December 31	Notes		2011	(Notes 6, 33) 2010
			$	$
Net earnings			843,314	279,845

Other comprehensive income (loss), net of tax:
Net change in fair value of available-for-sale financial assets, net of tax	17	(a)iii	4,242	43,926
Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings, net of tax	17	(a)iii	(6,358)	(18,318)

			(2,116)	25,608
Other			(881)	(949)

Total other comprehensive income (loss), net of tax			(2,997)	24,659

Comprehensive income			840,317	304,504

Comprehensive income from continuing operations			424,997	257,793
Comprehensive income from discontinued operations	6	(c)	415,320	46,711

Comprehensive income			840,317	304,504

Comprehensive income attributable to:
Equity shareholders of the Company			803,667	287,280
Non-controlling interests			36,650	17,224

			840,317	304,504

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of U.S. dollars)

			Attributable to Equity Shareholders of the Company
Year ended December 31, 2011	Notes		Common Shares	Contributed Surplus	Retained Earnings	Fair Value Reserve	Total	Non- controlling Interests	Total Equity
			$	$	$	$	$	$	$
Balance December 31, 2010	33	(a)	2,255,498	18,789	383,602	43,267	2,701,156	56,965	2,758,121

Net earnings			—	—	806,664	—	806,664	36,650	843,314
Net change in fair value of available-for-sale financial assets, net of tax	17	(a)(iii)	—	—	—	(2,116)	(2,116)	—	(2,116)
Other			—	—	(881)	—	(881)	—	(881)

Total comprehensive income			—	—	805,783	(2,116)	803,667	36,650	840,317

Issuance of shares, net of issue costs	21		34,618	—	—	—	34,618	—	34,618
Gain on sale of treasury shares			—	106	—	—	106	—	106
Issuance of shares for share-based payments			18,517	(5,303)	—	—	13,214	—	13,214
Share-based payments	22		—	6,277	—	—	6,277	—	6,277
Dividends	23		—	—	(84,501)	—	(84,501)	(11,713)	(96,214)
Disposal of a subsidiary – La Arena project	5		—	—	—	—	—	(27,524)	(27,524)

Total transactions with owners			53,135	1,080	(84,501)	—	(30,286)	(39,237)	(69,523)

Balance December 31, 2011			2,308,633	19,869	1,104,884	41,151	3,474,537	54,378	3,528,915

Year ended December 31, 2010 (Notes 6, 33)
Balance January 1, 2010	33	(a)	2,201,528	12,302	151,758	17,659	2,383,247	23,206	2,406,453

Net earnings			—	—	262,621	—	262,621	17,224	279,845
Net change in fair value of available-for-sale financial assets, net of tax	17	(a)(iii)	—	—	—	25,608	25,608	—	25,608
Other			—	—	(949)	—	(949)	—	(949)

Total comprehensive income			—	—	261,672	25,608	287,280	17,224	304,504

Issuance of shares, net of issue costs	21		29,582	—	—	—	29,582	—	29,582
Exercise of warrants			3,035	—	—	—	3,035	—	3,035
Gain on sale of treasury shares			—	451	—	—	451	—	451
Issuance of shares for share-based payments			21,353	(6,217)	—	—	15,136	—	15,136
Share-based payments	22		—	7,689	—	—	7,689	—	7,689
Dividends	23		—	—	(29,828)	—	(29,828)	(8,673)	(38,501)
Change in ownership – La Arena project			—	4,564	—	—	4,564	25,208	29,772

Total transactions with owners			53,970	6,487	(29,828)	—	30,629	16,535	47,164

Balance December 31, 2010			2,255,498	18,789	383,602	43,267	2,701,156	56,965	2,758,121

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

Years ended December 31	Notes		2011	(Notes 6, 33) 2010
			$	$
Operating activities:
Net earnings from continuing operations			427,994	233,134
Adjustments for:
Finance costs			7,131	5,980
Depreciation, depletion and amortisation			156,797	116,607
Changes in estimates of asset retirement obligations at closed sites	18	(a)	23,048	40,979
Income and mining tax expenses			220,996	138,291
Unrealized foreign exchange loss (gain) on cash and cash equivalents			11,438	(686)
Other non-cash items	28	(a)	(21,940)	(15,374)
Adjustments for cash items	28	(b)	(8,300)	(8,579)
Movements in non-cash working capital items and long-term ore stockpiles	28	(c)	(63,907)	(45,528)

Cash generated from operating activities			753,257	464,824
Interest paid			(2,894)	(2,686)
Income and mining taxes paid			(160,459)	(114,300)

Net cash from operating activities			589,904	347,838

Investing activities:
Acquisition of mining assets			(264,326)	(256,622)
Acquisition of exploration and evaluation assets			(130,818)	(112,045)
Other investing activities	28	(d)	(94,954)	22,271
Net cash proceeds from disposals of non-core assets	28	(e)	737,406	—

Net cash from (used in) investing activities			247,308	(346,396)

Financing activities:
Proceeds from loan			—	50,000
Repayment of debt			—	(50,000)
Financing costs			—	(2,365)
Issuance of shares, net of issue costs			54,724	54,652
Dividends paid			(80,141)	(31,684)
Other financing activities			106	451

Net cash from (used in) financing activities			(25,311)	21,054

Impact of foreign exchange on cash and cash equivalents			(11,438)	686

Net cash from (used in) discontinued operations	6	(d)	(19,629)	56,223

Increase in cash and cash equivalents			780,834	79,405
Cash and cash equivalents, beginning of year			270,779	191,374

Cash and cash equivalents, end of year	7		1,051,613	270,779

The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Amounts in notes are in U.S. dollars, and tabular amounts are in thousands of U.S. dollars, except where otherwise indicated.)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a limited company incorporated and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration for, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements of IAMGOLD and all its subsidiaries, joint ventures and associates, as at and for the year ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS, and IFRS 1, First-time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective for financial years beginning January 1, 2011.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 33. This note includes reconciliations of equity, net earnings and total comprehensive income reported under previous Canadian generally accepted accounting principles to those reported under IFRS for the year ended December 31, 2010 and as at the date of transition, January 1, 2010.

The consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 23, 2012.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the following, which are measured at fair value:

•	derivative financial instruments;

•	financial instruments at fair value through profit and loss;

•	available-for-sale assets.

The methods used to measure fair values are discussed further in note 17.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Basis of consolidation

Subsidiaries, joint ventures and associates related to significant properties of the Company are accounted for as follows:

		Ownership Interest as at
Name	Property – Location	December 31, 2011	December 31, 2010	January 1, 2010	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	95%	Consolidated
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	90%	Consolidated
Doyon division including the Westwood project(1)	Doyon division – Canada	100%	100%	100%	Consolidated
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	41%	Proportionately consolidated
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	40%	Proportionately consolidated
Niobec Inc.	Niobec mine – Canada	100%	100%	100%	Consolidated
IAMGOLD Ecuador S.A.	Quimsacocha project –Ecuador	100%	100%	100%	Consolidated
Gallery Gold (Pty) Ltd.(2)	Mupane mine – Botswana	—	100%	100%	Consolidated
Goldfields Ghana Limited	Tarkwa mine – Ghana(3)	—	18.9%	18.9%	Equity method of accounting
Abosso Goldfields Limited	Damang mine – Ghana(3)	—	18.9%	18.9%	Equity method of accounting

(1)	Part of IAMGOLD Corporation.
(2)

On August 31, 2011, the Company sold its wholly-owned investment in Gallery Gold (Pty) Ltd, including its Mupane gold mine (note 6(b)). As part of the consideration, IAMGOLD received common shares of Galane Gold Ltd. (“Galane”), the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane.

(3)	On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (note 6(a)).

Subsidiaries are entities controlled by the Company. Joint ventures are those entities over which the Company has joint control established by contractual agreement and requiring unanimous consent of the joint venturers for strategic, financial and operating decisions. Financial results of joint ventures are proportionately consolidated from the date that joint control commences until the date that joint control ceases, and are prepared for the same reporting period as the parent company, using consistent accounting policies.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates are those entities in which the Company has significant influence, but no control or joint control, and are accounted for using the equity method. The Company’s share of net earnings (loss) from investments in associates is recognized in the consolidated statement of earnings and accounted for as an increase (decrease) in investments in associates in the consolidated balance sheet. The cash received from investments in associates is accounted for as a decrease of investments in associates in the consolidated balance sheet.

All intra-company balances, income and expenses and unrealized gains and losses resulting from intra-company transactions are eliminated on consolidation.

(d)	Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars, which is the functional currency of the Company, its subsidiaries, joint ventures and associates.

Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

(e)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Mineral reserves and resources

Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimates.

A number of accounting estimates, as described in the following relevant accounting policy notes, are impacted by the reserve and resource estimates:

•	Note 3(e) – Depreciation

•	Note 3(f) – Mineral exploration and evaluation costs

•	Note 3(g) – Business combinations and goodwill

•	Note 3(j)(ii) – Impairment of non-financial assets

•	Note 3(k) – Asset retirement obligations

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Other

In addition, the following areas of judgments, estimates and assumptions are described in the following notes:

•	Note 3(a) – Financial instruments

•	Note 3(l)(ii) – Deferred income and mining tax

•	Note 3(o) – Share-based payments

•	Notes 18 and 30 – Provisions, commitments and contingencies

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and in preparing the IFRS consolidated balance sheet at January 1, 2010 for the purposes of the transition to IFRS.

(a)	Financial instruments

The Company recognizes financial assets and financial liabilities on the date it becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Certain financial instruments are recorded at fair value on the balance sheet. Current market conditions have an impact on these fair values. These represent management’s estimates and are subject to risks and uncertainties.

(i)	Non-derivative financial instruments

Non-derivative financial instruments comprise cash and cash equivalents, short-term investments, trade and other receivables, marketable securities, warrants held as investments, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs where applicable. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Available-for-sale financial assets

The Company’s investments in marketable securities are designated as available-for-sale financial assets and recorded at fair value on the trade date with transaction costs included in the recorded amount. Change in fair value of available-for-sale investments are recognized in other comprehensive income (fair value reserve) until investments are disposed of or when there is objective evidence of an impairment in value, at which point accumulated gains and losses in fair value reserve are transferred to earnings.

Financial assets at fair value through profit and loss

Cash and cash equivalents, short-term investments and warrants held as investments are designated as financial assets at fair value through profit and loss and are measured at fair value. Cash equivalents are short-term deposits or investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings.

Loans and receivables

Trade and other receivables are classified as loans and receivables and are carried at amortised cost using the effective interest rate method, less impairment losses, if any.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Non-derivative financial liabilities

Trade and other payables, and loans and borrowings which relate to the credit facility, are accounted for at amortised cost, using the effective interest rate method. Amortisation of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

(ii)	Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in commodity prices such as for oil, aluminum and gold. All derivative instruments not designated as a hedge are classified as financial instruments at fair value through profit and loss.

Derivative instruments, including embedded derivatives, are recorded on the consolidated balance sheet at fair value. Subsequent to initial recognition, these derivatives are measured at fair value. The fair value of derivative instruments is based on forward rates considering the market price, rate of interest and volatility and takes into account the credit risk of the financial instrument.

Changes in estimated fair value, including translation differences, at each reporting date, are included in the consolidated statement of earnings as a derivative gain or loss.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

(b)	Gold bullion

Investments in gold bullion are measured at the lower of average cost and net realizable value.

(c)	Inventories

Gold and niobium production inventories and concentrate inventory are measured at the lower of cost and net realizable value. Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing.

Ore stockpiles are measured at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining costs of the period, and decreases in stockpiles are charged back to mining costs using the weighted average cost per tonne. Stockpiles are segregated between current and long-term inventories on the consolidated balance sheet.

Mine supplies are measured at the lower of average purchase cost and net realizable value. Provisions for redundant and slow-moving items are made by reference to specific items of inventory. Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mining assets.

(d)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.

The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statement of earnings within interest income, derivatives and other investment gains or losses.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the statement of earnings as incurred.

Property, plant and equipment presented on the consolidated balance sheet are as follows:

(i)	Mining assets

Mining assets represent the capitalized expenditures related to:

•	mine and other construction in progress, and

•	the operation of mineral properties in the production stage, including:

•	mining properties and deferred costs, which include values beyond proven and probable reserves (“VBPP”) and capitalized stripping costs, and

•	plant and equipment.

a.	Mine and other construction in progress costs

Upon determination of technical feasibility and commercial viability, the related exploration and evaluation assets (refer to note (f) below), including VBPP related to the project, are transferred to mine and other construction in progress costs. These amounts plus all subsequent expenditures are capitalized. Costs are not amortised until such time as the project is brought into production.

Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.

Financing costs are capitalized to the project when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.

The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are removed from mine and other construction in progress assets and incorporated into the appropriate categories of mining assets and supplies.

b.	Mining properties and deferred costs

Capitalized costs for exploration and evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties and deferred costs within mining assets.

c.	Stripping costs

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property in which case, the stripping costs would be capitalized. Capitalized stripping costs are included in “mining properties and deferred costs” within mining assets.

(ii)	Corporate equipment

Corporate equipment (located at corporate locations) include the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements. Corporate equipment are classified in other non-current assets.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(e)	Depreciation

Effective from the point they are ready for their intended use, mining assets, corporate equipment and royalty interests are amortised on a straight line basis or using the units-of-production method over the shorter of the estimated economic life of the asset or the mining operation. The method of amortisation is determined based on that which best represents the use of the assets.

The reserve and resource estimates for each operation are the prime determinants of the life of a mine. In general, an ore body where the mineralization is reasonably well defined is amortised over its proven and probable mineral reserves. Non reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. Changes in the estimate of mineral reserves and resources will result in changes to the depreciation and will be accounted for on a prospective basis over the remaining life of the operation.

Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.

Amounts relating to VBPP are not amortised until resources are converted into reserves. Amounts relating to capitalized costs of exploration and evaluation assets and mine and other construction in progress are not amortised as the assets are not available for use.

The basis of amortisation for capitalized stripping is the ore to be extracted as a result of the specific stripping activity (reserves that directly benefit from the stripping activity) and is determined on a units-of-production basis.

The borrowing costs are amortised over the useful life of the related asset.

Residual values, useful lives and amortisation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(f)	Mineral exploration and evaluation costs

Mineral exploration costs are charged to earnings in the period in which they are incurred.

Evaluation costs are expenditures for activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed, and are capitalized as exploration and evaluation assets.

Upon determination of technical feasibility and commercial viability of extracting a mineral resource, capitalized costs in exploration and evaluation assets are transferred into mine and other construction in progress, which are classified as a component of mining assets.

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditures are capitalized, any information becomes available suggesting that the expenditures are not recoverable, the amount capitalized is recognized in the consolidated statement of earnings as impairment in the period when the new information becomes available.

(g)	Business combinations and goodwill

Business combinations are accounted for using the acquisition method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. Mineral rights that can be reliably valued are recognized in the assessment of fair values on acquisition, including amounts attributable to VBPP. The excess of the purchase price over the fair value of net assets acquired is recorded as goodwill.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

When VBPP are transferred to reserves, the excess of fair values over the carrying values of the acquired assets and liabilities is amortised over proven and probable reserves and is subject to impairment tests.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the fair value of the non-controlling interests share holdings or the non-controlling interests’ proportion of the fair values of the assets and liabilities recognized at acquisition.

When a subsidiary is acquired in a number of stages, the carrying value of interests prior to acquisition of control is re-measured to fair value on the date control is acquired, amounts previously recognized in other comprehensive income in respect of the subsidiary are reversed, and the difference is recognized in earnings.

If a transaction does not meet the definition of a business combination under IFRS, the transaction is recorded as an asset acquisition.

Goodwill and negative goodwill can arise on the acquisition of subsidiaries, joint ventures and investments in associates. When the net of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of purchase, any excess calculated is recognized as negative goodwill and recorded in the consolidated statement of earnings at the date of acquisition.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to cash generating units (“CGU”) that are expected to benefit from the synergies of the combination.

(h)	Other intangible assets

Other intangible assets are related to the fair value of favourable supplier contracts accounted for on a prior acquisition. The fair value is determined using a differential cost method based on cost savings expected from favourable terms of supplier contracts. Other intangible assets are amortised under the straight-line method based on the terms of each contract, which range from 2 to 20 years. Other intangible assets are classified in other non-current assets on the consolidated balance sheet.

(i)	Royalty interests

The Company records its royalty interests at cost, net of accumulated amortisation and impairment charges. Royalty interests are classified in other non-current assets on the consolidated balance sheet.

(j)	Impairment

(i)	Financial assets

Financial assets are tested for impairment at each reporting date to determine whether there is any objective evidence of impairment. A financial asset is considered to be impaired if objective evidence, that can be estimated reliably, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

An impairment loss in respect of marketable securities is calculated by reference to its fair value.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

A prior period impairment loss for loans and receivables is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal would be recognized into the consolidated statement of earnings.

(ii)	Non-financial assets

If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

The Company conducts annual impairment assessments of the values of goodwill and long-lived assets, including mining assets, exploration and evaluation assets and royalty interests. Further, if at any other point an indication of impairment exists, an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and value in use (“VIU”). The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment purposes. The CGU represents the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets.

If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment loss is first recorded against any goodwill allocated to the relevant CGU. If the impairment loss is greater than the attributable goodwill, the excess is then recorded to the other long-lived assets in the CGU on a pro rata basis.

A prior period impairment loss is tested for possible reversal of impairment whenever an event or change in circumstance indicates the impairment may have reversed. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying value that would have been determined had no impairment loss been recognized in prior periods. An impairment loss reversal is recognized into the consolidated statement of earnings. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

The recoverable amount is determined based on the present value of estimated future cash flows from each long-lived asset or CGU, which are calculated based on numerous assumptions such as proven and probable reserves, resources when appropriate, estimates of discount rates, realizable metals prices, operating costs, capital and site restoration expenses and estimated future foreign exchange and inflation rates, as defined under IFRS for FVLCS and VIU. Management’s assumptions and estimate of future cash flows are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company’s control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and goodwill. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGU experiences a decline in its fair value, then this may result in an impairment charge in future periods, which would reduce the Company’s earnings.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(k)	Asset retirement obligations

The Company records the present value of estimated costs of legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying value of the related mining asset. The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on the discount rate that reflect current market assessments and the risks specific to the liability, and changes in the estimated future cash flows underlying the obligation.

The Company also estimates the timing of the outlays, which is subject to change depending on continued operation or newly discovered reserves.

The periodic unwinding of the discount is recognized in earnings as a finance cost. Additional disturbances or changes in restoration costs or in discount rates will be recognized as changes to the corresponding assets and asset retirement obligation when they occur. Environmental and on-going site reclamation costs at operating mines, as well as changes to estimated costs and discount rates for closed sites, are charged to earnings in the period during which they occur.

(l)	Income and mining taxes

(i)	Current income and mining tax

Current income and mining tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Current income and mining tax assets and current income and mining tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

(ii)	Deferred income and mining tax

Deferred income and mining tax is provided using the balance sheet method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income and mining tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income and mining tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Deferred income and mining tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income and mining tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income and mining tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

A translation gain or loss will arise where the local tax currency is not the same as the functional currency. A deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred income and mining tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income and mining taxes relating to items recognized directly in equity are recognized directly in equity.

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

There is no certainty that income and mining tax rates will be consistent with current estimates. Changes in tax rates increase the volatility of the Company’s earnings.

(m)	Flow-through common shares

Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

(n)	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of common shares for the dilutive effect of share-based payments, employee incentive share units, and warrants using the treasury stock method.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(o)	Share-based payments

The Company has the following share-based payment plans with related costs included in general and administrative expenses.

(i)	Share options, share bonus plan, and deferred share plan

The Company operates a number of equity-settled share-based payment plans in respect of its employees. Compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the statement of earnings and credited to contributed surplus within shareholders’ equity.

The fair value is based on market prices of the equity-settled instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date.

The model requires management estimates such as risk-free interest rate, volatility and weighted average expected life impacting weighted average grant date fair value. The weighted average grant date fair value is the basis for which share-based payments are recognized in earnings.

Upon exercise of options and/or issuance of shares, consideration paid by employees, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.

(ii)	Directors share bonus plan

Share bonuses to directors are expensed on issuance as they vest immediately. They are measured at the date of issuance at the closing market price of the last day of the period.

(iii)	Share purchase plan

The Company provides a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.

(p)	Revenue recognition

Revenues include sales of gold, niobium and by-product concentrate as well as royalty revenue.

Revenues from the sale of gold and by-products (silver and copper concentrate) are recognized when the metal is delivered to the counterparties to the transaction.

Revenues from the sale of niobium (ferroniobium) are recognized when legal title (rights and obligations) to the ferroniobium is transferred to the buyer.

Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability. Revenue based royalties such as Net Smelter Return (“NSR”) or Gross Proceeds Royalties are determined based on the proceeds from the sale or other disposition of minerals recovered from the property on which the royalty interest is held. The form, manner and timing of the receipt of any specific royalty payment are governed by the corresponding royalty agreement with the owner of the royalty property.

(q)	Assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of or is classified as held for sale, i.e. if its carrying value will be recovered principally through a sale transaction rather than through continuing use and when the relevant criteria are met. A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. Results of operations and any gain or loss on the disposal are disclosed separately as net earnings from discontinued operations in the consolidated statement of earnings and comparative periods are reclassified accordingly.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

4.	FUTURE ACCOUNTING POLICIES

The following new standards, and amendment to standards and interpretations, were not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. They are summarised as follows:

IFRS 9 – Financial instruments

The IASB has issued IFRS 9, Financial Instruments, which is a four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2015. The Company is in the process of evaluating the impact of the change to its consolidated financial statements as a result of the new standard.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements,

and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures held for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

IFRIC 20 – Stripping costs in the production phase of a surface mine

IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual period beginning on or after January 1, 2013 and early application is permitted. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

5.	DIVESTITURES

La Arena project

In June 2009, an option and earn-in agreement was entered into with Rio Alto Mining Limited (“Rio Alto”) for the sale of the La Arena project in Peru. In 2009, the Company received 8,024,511 common shares (10.6% interest) and 1,500,000 warrants of Rio Alto for a total value of $1,400,000 at inception.

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly-owned subsidiary, up to the maximum allowed under the agreement of 38.7% by incurring $30,000,000 in expenditures on the La Arena project. At the end of 2010, the Rio Alto expenditures on the La Arena project totaled $38,933,000 since June 2009.

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $48,847,000 resulting in an after-tax gain of $10,517,000. The La Arena project was included in the Exploration and evaluation segment. Major classes of assets and liabilities included as part of the La Arena project were as follows as at the date of disposal:

$
Current assets	147
Exploration and evaluation assets	66,941
Corporate equipment	103
Goodwill	11,289
Current liabilities	(6,044)
Deferred income and mining tax liabilities	(6,582)
Non-controlling interests	(27,524)

Net carrying value	38,330

6.	DISCONTINUED OPERATIONS

(a)	Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited for gross proceeds of $667,000,000 and recorded an after-tax gain on this sale of $402,837,000. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of the date of the agreement, April 15, 2011. The Tarkwa and Damang mines were previously reported under the segment of equity accounted items. For more information refer to note 6(c) below.

(b)	Mupane mine

On August 31, 2011, the Company sold its wholly owned investment in Gallery Gold (Pty) Ltd. which held the Company’s interest in the Mupane gold mine (“Mupane mine”) for $34,200,000 resulting in a gain on disposal of $5,276,000 (before income tax). The proceeds consisted of $12,506,000 in cash, a $3,800,000 promissory note, payable over three years at an annual interest rate of 6%, and 21,875,000 common shares of Galane Gold Ltd. (“Galane”) valued at $17,894,000, representing approximately 48.5% of the outstanding shares of Galane. The tax impact of the sale was a recovery of $1,500,000. The Mupane mine was previously reported under the Gold mines – Botswana segment.

Starting September 1, 2011, the interest of 48.5% in Galane (the new entity owning the Mupane mine) was accounted for as an investment in associates using the equity method (note 11).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Major classes of assets and liabilities included as part of the Mupane mine were as follows as at the date of disposal:

$
Cash and cash equivalents	5,947
Receivables and other current assets	1,978
Inventories	7,798
Mining assets	22,514
Non-current ore stockpiles	5,925
Accounts payable and accrued liabilities	(6,837)
Asset retirement obligations	(9,303)
Deferred income tax liabilities	(89)

Net carrying value	27,933

Consideration received, satisfied in cash	12,506
Cash and cash equivalents disposed of	5,947

Net cash inflow on disposal	6,559

(c)	Net earnings from discontinued operations

Results and gains on disposal of these discontinued operations are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Years ended December 31	2011	2010
	$	$
Tarkwa and Damang mines
Share of earnings from investments in associates before disposal	21,002	56,496
Gain on sale of investments in associates	402,837	—

Net earnings from the Tarkwa and Damang mines	423,839	56,496

Mupane mine
Revenues	50,475	70,173
Mining costs	(46,309)	(65,951)
Derivative loss on gold hedging contracts(1)	(19,451)	(12,734)
Other expenses	(310)	(1,184)
Income taxes	300	(89)

Net loss from the Mupane mine before its disposal	(15,295)	(9,785)

Gain on sale of the Mupane mine	5,276	—
Income tax recovery on sale	1,500	—

	6,776	—

Net loss from the Mupane mine	(8,519)	(9,785)

Net earnings from discontinued operations attributable to equity shareholders of the Company	415,320	46,711

(1)

The disposal of the Mupane mine led to the retirement of outstanding Mupane gold hedges resulting in a realized derivative loss. In September 2011, the remaining hedging contracts that had not been delivered (71,600 ounces of gold with contract prices between $1,339 and $1,500 per ounce) were bought back at prices between $1,776 and $1,886 per ounce resulting in a realized loss of $26,074,000. Including the impact of option contracts for ounces of gold exercised during the year and the reversal of previous fair value adjustments, the total derivative loss for gold contracts totaled $19,451,000 during 2011.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Net cash flow from (used in) discontinued operations

Years ended December 31	2011	2010
	$	$
Cash flow from (used in):
Operating activities	(15,301)	41,440
Investing activities	(4,328)	14,783

	(19,629)	56,223

7.	CASH AND CASH EQUIVALENTS

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Cash	631,170	269,194	182,570
Cash equivalents:
Short-term deposits with initial maturities of three months or less	420,443	1,585	8,804

Cash and cash equivalents	1,051,613	270,779	191,374

8.	GOLD BULLION

		December 31 2011	December 31 2010	January 1 2010
Ounces held	(oz)	134,636	100,001	99,999
Weighted average acquisition cost	($/oz)	719	404	404
Acquisition cost	($000)	96,795	40,411	40,408
End of year spot price for gold	($/oz)	1,566	1,406	1,088
End of year market value	($000)	210,874	140,551	108,749

During 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties, for proceeds of $2,060,000 resulting in a gain of $1,412,000. The Company purchased 35,912 ounces of gold on the open market during the year at an average cost of $1,581 per ounce totaling $56,791,000. The Company received a dividend of 135 ounces of gold valued at $1,788 per ounce totaling $241,000.

9.	RECEIVABLES AND OTHER CURRENT ASSETS

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Gold trade receivables		23,953	9,808	7,693
Settlement receivables from sales of niobium		19,258	12,666	20,720
Receivables from governments related to taxes, mineral rights and exploration tax credits		49,940	24,422	24,717
Royalty receivable		1,860	1,625	1,188
Other receivables		14,681	6,665	7,911

		109,692	55,186	62,229
Derivatives – currency contracts	17(a)(iii)	—	—	142
Derivatives – oil contracts	17(a)(iii)	4,606	—	2,723
Derivatives – aluminum contracts	17(a)(iii)	—	—	186
Marketable securities – current portion		24,331	6,670	—
Prepaid expenses		17,290	19,992	17,632

		155,919	81,848	82,912

The Company’s exposure to credit risk is disclosed in note 17(a)(ii).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

10.	INVENTORIES

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Current:
Finished goods:
Gold production inventories	38,660	38,632	32,104
Niobium production inventories	12,143	12,841	7,230
Concentrate inventory	—	589	661
Gold in process	13,318	6,960	10,991
Ore stockpiles	16,481	19,628	26,392
Mine supplies	158,525	126,066	83,519

	239,127	204,716	160,897

Included in Other non-current assets:
Ore stockpiles	111,260	97,880	70,370

In 2011 the write-down of inventories to net realizable value amounted to $1,530,000 (2010 – nil). The amount of inventories recognised as an expense during the period is disclosed in note 24.

11.	INVESTMENTS IN ASSOCIATES

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (note 6(a)). IAMGOLD’s share of earnings from Tarkwa and Damang were reported into net earnings from discontinued operations (note 6(c)) in the Company’s consolidated statement of earnings.

On August 31, 2011, the Company sold its wholly-owned investment in Gallery Gold (Pty) Ltd., including its Mupane gold mine (note 6(b)). As part of the consideration, IAMGOLD received common shares of Galane, the new owner of the Mupane mine, representing approximately 48.5% of the outstanding shares of Galane. This investment is accounted for using the equity method. The end of the reporting period of the financial statements of Galane is as of September 30, 2011 because their financial statements as at December 31, 2011 were not available prior to completing the Company’s consolidated financial statements. IAMGOLD will continue to include Galane’s results on a three-month lag due to the delay in the preparation of their financial statements compared to IAMGOLD. The carrying value of this asset was recorded on the balance sheet on September 1, 2011, at its fair value of $17,894,000. There were no material events from September 30 to December 31, 2011. The fair value of the Company’s shares in Galane was $22,726,000 at December 31, 2011 based on the quoted prices of the shares.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Investments in associates are as follows:

	Tarkwa	Damang	Galane	Total
	$	$	$	$
Balance, January 1, 2010	192,016	40,422	—	232,438
Share of earnings in 2010	43,554	12,942	—	56,496
Dividends received from associates in 2010	(18,900)	(5,670)	—	(24,570)
Loan repayments in 2010	(18,242)	—	—	(18,242)

Balance, December 31, 2010	198,428	47,694	—	246,122
Acquisition (note 6(b))	—	—	17,894	17,894
Share of loss in 2011	—	—	(1,635)	(1,635)
Share of earnings (loss) in 2011 (discontinued operations) (note 6(c))	24,266	(3,264)	—	21,002
Dividends received from associates in 2011	—	(5,670)	—	(5,670)
Disposal in 2011	(222,694)	(38,760)	—	(261,454)

Balance, December 31, 2011	—	—	16,259	16,259

Financial information for investments in Galane, not adjusted for the percentage held by the Company, is summarised below:

Galane
$
As at September 30, 2011
Current assets	15,708
Non-current assets	33,946

Total assets	49,654

Current liabilities	7,074
Non-current liabilities	15,911

Total liabilities	22,985

From September 1 to September 30, 2011
Revenues	1,481
Expenses	(4,728)

Net loss	(3,247)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

12.	MINING ASSETS

Mining assets net of accumulated depreciation were as follows:

	Mine and other construction in progress	Mining properties and deferred costs	Plant and equipment	Total
	$	$	$	$
Cost
As at January 1, 2010	409,554	1,605,240	640,141	2,654,935
Additions	187,752	32,755	39,870	260,377
Change in rehabilitation provision	—	25,719	—	25,719
Disposals	—	(16)	(11,830)	(11,846)
Transfer	(554,878)	74,603	488,663	8,388
Other	—	(1,304)	—	(1,304)

As at December 31, 2010	42,428	1,736,997	1,156,844	2,936,269
Additions – continuing operations	96,139	70,093	78,774	245,006
Additions – discontinued operations	1,143	2,228	957	4,328
Change in rehabilitation provision	—	22,668	—	22,668
Disposals – continuing operations	—	(258)	(11,982)	(12,240)
Disposals – discontinued operations	(2,596)	(55,611)	(46,337)	(104,544)
Transfer	(38,030)	28,726	9,304	—
Other	—	—	3,095	3,095

As at December 31, 2011	99,084	1,804,843	1,190,655	3,094,582

Accumulated depreciation and impairment
As at January 1, 2010	—	665,919	364,505	1,030,424
Depreciation expense – continuing operations	—	57,773	47,224	104,997
Depreciation expense – discontinued operations	—	6,742	6,755	13,497
Disposals	—	—	(9,740)	(9,740)
Transfer	—	997	7,391	8,388

As at December 31, 2010	—	731,431	416,135	1,147,566
Depreciation expense – continuing operations	—	71,698	78,623	150,321
Depreciation expense – discontinued operations	—	1,475	2,122	3,597
Disposals – continuing operations	—	(203)	(8,638)	(8,841)
Disposals – discontinued operations	—	(44,876)	(37,131)	(82,007)
Other	—	2,365	—	2,365

As at December 31, 2011	—	761,890	451,111	1,213,001

Net book value as at January 1, 2010	409,554	939,321	275,636	1,624,511

Net book value as at December 31, 2010	42,428	1,005,566	740,709	1,788,703

Net book value as at December 31, 2011	99,084	1,042,953	739,544	1,881,581

Mine and other construction in progress at December 31, 2011 and 2010, include capital expenditures related to projects at IAMGOLD’s mines such as the expansion at the Rosebel mine ($13,852,000), the Phase 2 expansion, the bulk water storage and camp site upgrades at the Essakane mine, ($32,181,000), the feasibility study of the Sadiola sulphide project ($3,236,000), and the expansion of the Niobec mine including different projects ($49,815,000). There was no amount relating to expenditures for the construction of a mine facility that has not yet commenced commercial production.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Mining properties and deferred costs at December 31, 2011 included capitalized stripping costs of $32,829,000 (December 31, 2010 – $1,833,000). Stripping costs of $33,941,000 were capitalized during 2011 (2010 – nil), and $1,113,000 were amortised during 2011 (2010 – $8,903,000).

Mining properties and deferred costs did not include any VBPP at December 31, 2011 (December 31, 2010 – $20,237,000). In 2011, an amount of $20,237,000 (2010 – $46,840,000) was transferred from VBPP, an un-amortisable class, during the year to development costs, an amortisable class.

Borrowing costs attributable to qualifying assets were nil in 2011 and 2010.

13.	EXPLORATION AND EVALUATION ASSETS

Capitalized investments in exploration and evaluation properties were as follows:

	Note		December 31 2011	December 31 2010	January 1 2010
			$	$	$
Canada – Westwood project			329,571	209,615	119,333
Ecuador – Quimsacocha project	30	(a)	26,923	23,937	19,345
Peru – La Arena project	5		—	66,941	30,008
Other			—	5,722	5,975

			356,494	306,215	174,661

$
At January 1, 2010	174,661
Additions	131,964
Disposals	(410)

At December 31, 2010	306,215
Additions	122,943
Transfers to mining assets	(1,539)
Disposals	(71,125)

At December 31, 2011	356,494

The net book value reflects the cost of exploration and evaluation assets and does not include any accumulated impairment. Exploration expenses in the consolidated statement of earnings amounted to $73,326,000 in 2011 compared to $45,870,000 during 2010.

14.	GOODWILL

The carrying amount of goodwill allocated to each of the cash-generating units is as follows:

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Rosebel mine	168,413	168,413	168,413
Doyon division	88,276	88,276	88,276
La Arena exploration project	—	11,289	11,289

	256,689	267,978	267,978

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

	Note	2011	2010
		$	$
Balance, beginning of the year		267,978	267,978
Disposal of the La Arena exploration project	5	(11,289)	—

Balance, end of the year		256,689	267,978

15.	OTHER NON-CURRENT ASSETS

	Note		December 31 2011	December 31 2010	January 1 2010
			$	$	$
Receivables from governments related to taxes, mineral rights and exploration tax credits			11,310	9,570	6,229
Marketable securities – non-current	15	(a)	93,753	69,331	49,237
Warrants held as investments	15	(a)	10,056	4,748	1,382
Royalty interests	15	(b)	21,190	26,514	28,688
Ore stockpiles – non-current			111,260	97,880	70,370
Corporate equipment			7,940	6,864	6,035
Other intangible assets			4,491	5,332	8,373
Loan receivable	6	(b)	3,800	—	—
Prepayment amounts on non-current assets			27,111	—	—
Other			4,334	4,094	4,421

			295,245	224,333	174,735

(a)	Marketable Securities and Warrants Held as Investments

The Company’s exposure to market risk and the sensitivity analysis related to marketable securities and warrants held as investments are disclosed in note 17(a)(iii).

(b)	Royalty Interests

	Cost		Accumulated amortisation		Net royalty interests
	$		$		$
At December 31, 2011
Diavik(1)		49,446		29,006		20,440
Auplata(3)		750		—		750

		50,196		29,006		21,190

At December 31, 2010	$		$		$
Diavik(1)		49,446		26,289		23,157
Magistral(2)		3,109		502		2,607
Auplata(3)		750		—		750

		53,305		26,791		26,514

At January 1, 2010	$		$		$
Diavik(1)		49,446		23,365		26,081
Magistral(2)		3,109		502		2,607

		52,555		23,867		28,688

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(1)

The Company owns a 1% gross proceeds’ royalty on certain claims in the Lac de Gras region of the Northwest Territories, including the Diavik lands controlled by Harry Winston Diamond Corporation and Diavik Diamond Mines Inc.

(2)

The Company owned a sliding scale NSR royalty on mineral production from the Magistral gold property in Mexico owned by US Gold Corporation which was sold with another royalty in December 2011 for gross proceeds of $15,000,000 resulting in a pre-tax gain of $12,393,000.

(3)

In 2010, the Company transferred shares held in a subsidiary in exchange for a royalty on gold production of properties. The fair value of the properties transferred was attributed to this non-monetary transaction. On December 5, 2011, the subsidiary entered into an option agreement which provides the third party with the ability to effectively purchase from the subsidiary the existing royalty in return for cash, shares and a retained net smelter royalty. The option agreement expires on July 30, 2015.

16.	JOINT VENTURES

The following amounts represent the Company’s proportionate interest in the joint ventures of the Sadiola mine (41%) and the Yatela mine (40%). Condensed balance sheet and statement of earnings information for the Company’s joint ventures are summarised below:

	December 31, 2011			December 31, 2010
	Sadiola	Yatela	Total	Sadiola	Yatela	Total
Ownership	41%	40%		41%	40%
	$	$	$	$	$	$
Current assets	46,528	26,529	73,057	40,427	26,733	67,160
Non-current assets	103,606	6,013	109,619	78,019	5,916	83,935

Total assets	150,134	32,542	182,676	118,446	32,649	151,095

Current liabilities	33,446	11,344	44,790	27,435	8,215	35,650
Non-current liabilities	32,558	15,507	48,065	17,725	10,321	28,046

Total liabilities	66,004	26,851	92,855	45,160	18,536	63,696

Years ended December 31	2011			2010
Revenues	188,987	46,208	235,195	143,476	70,606	214,082
Expenses (including income and mining taxes)	142,882	54,639	197,521	104,427	66,475	170,902

Net earnings (loss)	46,105	(8,431)	37,674	39,049	4,131	43,180

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

17.	FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments.

	December 31, 2011		December 31, 2010		January 1, 2010
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$	$	$
Financial Assets (Liabilities)
Cash and cash equivalents	1,051,613	1,051,613	270,779	270,779	191,374	191,374
Receivables included in receivables and other	109,692	109,692	55,186	55,186	62,229	62,229
Derivatives – Currency contracts	89	89	—	—	142	142
Derivatives – Currency contracts	(4,649)	(4,649)	—	—	—	—
Derivatives – Oil contracts	4,606	4,606	—	—	2,723	2,723
Derivatives – Aluminum contracts	9	9	—	—	186	186
Derivatives – Aluminum contracts	(761)	(761)	—	—	—	—
Marketable securities	118,084	118,084	76,001	76,001	49,237	49,237
Warrants held as investments	10,056	10,056	4,748	4,748	1,382	1,382
Accounts payable and accrued liabilities	(205,951)	(205,951)	(158,410)	(158,410)	(140,462)	(140,462)
Other liability – Embedded derivatives(1)	(992)	(992)	(1,449)	(1,449)	(1,108)	(1,108)

(1)	Related to the contingent consideration for the purchase in 2009 of the additional 3% interest in Sadiola.

(a)	Risks

The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.

The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:

i.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

As at December 31, 2011, the Company’s cash and cash equivalents, and gold bullion position valued at the year-end gold market price, was $1,262,487,000 (December 31, 2010 – $411,330,000). The Company has a $350,000,000 unsecured revolving credit facility and a $50,000,000 revolving facility for the issuance of letters of credit. As at December 31, 2011 and 2010, no funds were drawn against the credit facility, and $17,885,000 (December 31, 2010 – $18,244,000) in letters of credit were used to guarantee certain asset retirement obligations.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion. These filings allow the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof. The renewal has a 25-month life in each of the provinces of Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. The Company’s existing base shelf prospectus was never drawn on.

The Company has a treasury policy designed to support management of liquidity risk as follows:

•	Invest in financial instruments in order to preserve capital, maintain required liquidity and realize a competitive rate of return while considering an appropriate and tolerable level of credit risk;

•	Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;

•

Invest or maintain investment in gold bullion until a combination of factors indicates that a sale or use of gold bullion is strategically advantageous for the Company, or as part of the overall treasury management;

•	Monitor cash balances within each operating entity;

•	Perform short- to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information;

•

Determine market risks inherent in the business, including currency, fuel and other non-gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.

The market liquidity risk is the risk that the Company has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position. Under the terms of the Company’s hedging agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk by spreading out the maturity of its derivatives over time.

The Company’s approach to managing liquidity is to ensure that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage.

ii.	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables and derivative assets. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

The Company holds cash and cash equivalents in credit worthy financial institutions and does not hold any asset-backed commercial paper.

For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.

Receivables included in receivables and other current assets are summarised in note 9. The credit risk related to gold trade receivable is considered minimal as gold is sold to creditworthy major banks and settled promptly, usually within the following month.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Niobium sales credit risk on settlement receivables is related to difficulties buyers may have in meeting their payment obligations. At December 31, 2011, 65% of outstanding settlement receivables from sales of niobium were outstanding for less than 30 days, and 31% for between 30 and 60 days. In order to minimise the credit risk related to receivables from sales of niobium, credit limit exposure reviews are performed on a regular basis. No impairment was recognised in 2011 and 2010. There was no amount that would otherwise be past due or impaired whose terms have been renegotiated. The Company does not hold any security or any other credit enhancements in relation to these receivables.

The credit risk is also related to receivables from government related to taxes, mineral rights and exploration tax credits. Pending completion of certain government audits, the full balance recorded may not be ultimately realized. Management does not expect the amount realized to be materially different from that currently recorded.

iii.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises three types of risks, share, and commodity market price risk, currency risk, and interest rate risk.

Fair value measurements

The following fair value hierarchy, which reflects the significance of the inputs, is used in making the measurements of fair value of financial assets and liabilities.

Level 1.	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2.	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3.	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The Company’s financial assets and liabilities recorded at fair value were as follows:

December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial assets :
Available for sale – Marketable securities	98,869	—	19,215	118,084
Assets at fair value through profit and loss – Warrants held as investments	—	10,056	—	10,056
Derivatives:
Currency contracts	—	89	—	89
Oil contracts	—	4,606	—	4,606
Aluminum contracts	—	9	—	9

Total	98,869	14,760	19,215	132,844

Financial liabilities:
Derivatives:
Currency contracts	—	(4,649)	—	(4,649)
Aluminum contracts	—	(761)	—	(761)
Other liability – Embedded derivatives	—	(992)	—	(992)

Total	—	(6,402)	—	(6,402)

Valuation techniques

Marketable Securities:

The fair value of available-for-sale financial assets (marketable securities) is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for that particular security and is therefore classified within Level 1 of the fair value hierarchy. Investments in equity instruments that are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price to value these marketable securities in Level 3.

$
Available-for-sale financial assets included in Level 3
Balance at December 31, 2010	9,730
Change in fair value reported in other comprehensive income	10,130
Disposal and gain on disposal recognized in the statement of earnings	(645)

Balance at December 31, 2011	19,215

Warrants held as investments:

The fair value of warrants held as investments, classified as financial assets at fair value through profit and loss, is obtained through the use of the Black-Scholes pricing model which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Derivatives:

For its derivative contracts (currency, oil and aluminum) and embedded derivatives, the Company obtains a valuation of the contracts from counterparties of its portfolio of contracts. The Company reassess the reasonableness of these valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

Marketable securities and warrants held as investments, and market price risk

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value in receivables and other current assets for marketable securities expected to be sold in the next twelve months, and for the remainder in other non-current assets on the consolidated balance sheet.

In 2011, the unrealized gain related to change in market price of marketable securities classified as available-for-sale totaled $6,128,000 compared to $48,970,000 during 2010. These unrealized gains are recorded in the fair value reserve within equity.

The Company sold some of its marketable securities during 2011 and 2010. Gains previously included in the fair value reserve, $8,912,000 in 2011 and $21,042,000 during 2010, were transferred to the statement of earnings.

At the end of the year, the Company reviewed the value of marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $1,643,000 was required in 2011 (no impairment in 2010). Factors considered in determining impairment include a decreasing trend of these investments’ market value over a prolonged period of time and other public information available on these companies.

Movement in fair value reserve	Note	2011	2010
		$	$
Net change in fair value of available-for-sale financial assets
Unrealized gain		6,128	48,970
Income and mining tax impact	20	(1,886)	(5,044)

		4,242	43,926

Net change in fair value of available-for-sale financial assets and impairment transferred to the statement of earnings
Gain on sale	27	(8,912)	(21,042)
Impairment	27	1,643	—
Income and mining tax impact	20	911	2,724

		(6,358)	(18,318)

		(2,116)	25,608

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. An unrealized gain of $936,000 related to the change in the fair value of these warrants held as investments was recorded in 2011 compared to $3,952,000 during 2010.

At December 31, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $10,216,000 that would be included in other comprehensive income, and a change of $871,000 in net earnings.

Currency exchange rate risk

Movements in the Canadian dollar (C$), the euro (€) and the South African Rand (“Rand”; symbol: “ZAR”) against the U.S. dollar have a direct impact on the Company’s financial statements. Canadian and international operations have exposure to currencies; however metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

The impact of conversion of transactions denominated in foreign currencies is accounted for in the statement of earnings and presents increased risk, as these foreign currency rates fluctuate in relation to the U.S. dollar.

During 2011, the Company increased its hedge position for its exposure to the Canadian dollar, the euro and the Rand by executing a combination of forward and option contracts. The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project, and corporate costs.

As at December 31, 2011, the Company had outstanding contracts for:

•	Forward and options contracts for C$234,906,000 ($233,693,000) hedging 62% of its exposure in 2012. Contracts rates are from C$0.97/U.S.$ to C$1.05/U.S.$.

•	Forward and options contracts for €96,000,000 ($124,789,000) hedging 37% of its exposure in 2012. The average contracts rate for those contracts is 1.300.

•	Forward contracts for ZAR 55,500,000 ($6,620,000), hedging 100% of its exposure in 2012, at an average rate of ZAR 8.384/U.S.$.

These contracts do not qualify for hedge accounting. The fair value was included in other current liabilities in the consolidated balance sheet.

Fair value	December 31 2011	December 31 2010
	$	$
Canadian dollar (C$)	(4,314)	—
Euro (€)	(335)	—
South African Rand (ZAR)	89	—

	(4,560)	—

Fair value adjustments (unrealized loss on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	2011	2010
	$	$
Unrealized loss on contracts	(5,022)	—
Realized loss	(1,748)	(3,085)

Total included in derivative loss	(6,770)	(3,085)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The fair value as at December 31, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the U.S. dollar would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

Fair value	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Canadian dollar (C$)	(4,314)	(20,864)	14,305
Euro (€)	(335)	(10,368)	10,178
South African Rand (ZAR)	89	(506)	812

	(4,560)	(31,738)	25,295

Sensitivity analysis on net monetary assets:

The foreign exchange loss recorded in 2011 of $8,040,000 compared to $7,788,000 in 2010 was mainly due to the impact of foreign exchange variation on the net monetary asset position comprising items such as cash, receivables, payables, and income and mining taxes payable, denominated in a foreign currency.

A strengthening of the U.S. dollar, against the Canadian dollar at December 31, 2011 would have decreased net earnings by approximately $13,100,000. A weakening of the U.S. dollar against the Canadian dollar at December 31, 2011 would have had the same but opposite effect on the amount shown above, on the basis that all other variables remain constant.

Oil contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel.

During 2011, the Company modified the application of its strategy by including West Texas Crude oil as a basis for hedging. The Company increased its hedge position for its exposure to fuel by executing option contracts.

As a result, as at December 31, 2011, the Company had outstanding option contracts covering 66% of its fuel exposure in 2012. Contract prices were between $2.55 and $2.99 per gallon for heating oil, and between $70 and $95 per barrel for crude oil. Planned fuel requirements are for the Rosebel, Essakane, Sadiola, Yatela, Niobec and Westwood operations.

The fair value is included in current assets in the consolidated balance sheet. At December 31, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of Barrels	December 31 2011	December 31 2010
		$	$
Heating oil option contracts	95,200	206	—
Crude oil option contracts	453,600	4,400	—

	548,800	4,606	—

Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
	$	$
Unrealized gain (loss) on contracts	2,658	(1,093)
Realized gain (loss)	(263)	146

Total included in derivative gain (loss)	2,395	(947)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Heating oil option contracts	206	1,030	(388)
Crude oil option contracts	4,400	8,048	1,374

Aluminum contracts and market price risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine. The Company used swap contracts to economically hedge 75% of its aluminum exposure for 2012 and 49% in 2013 at the Niobec mine. The fair value of outstanding contracts as at December 31, 2011 was included in other current liabilities for the 2012 contracts and in other non-current assets for the 2013 contracts. The valuation of these contracts was based on an average aluminum price between $2,146 per metric tonne and $2,369 per metric tonne, at no cost, for the 2012 and 2013 consumption.

Fair value	December 31 2011	December 31 2010
	$	$
Contracts expiring in 2012	(761)	—
Contracts expiring in 2013	9	—

	(752)	—

These contracts did not qualify for hedge accounting. Changes in fair values resulted in a derivative gain (loss) as follows:

	2011	2010
	$	$
Unrealized loss on contracts	(752)	(186)
Realized gain (loss)	(275)	79

Total included in derivative loss	(1,027)	(107)

The fair value of these contracts, based on an increase or a decrease of 10% of the price, would have been as follows. The entire change in fair value would be recorded in the statement of earnings.

	December 31 2011	Increase of 10%	Decrease of 10%
	$	$	$
Aluminum contracts	(752)	346	(1,856)

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and revolving credit facility. Related interest rates are based on market interest rates. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the senior debt ratio. Fees related to the letter of credit and standby fees also vary according to the senior debt ratio. A change in the debt interest rates would have an impact on net earnings and/or capitalized costs according to the project the debt is related to. The Company does not take any particular measures to protect itself against fluctuations in interest rates.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

If interest rates in 2011 had been 10% lower or higher with all other variables held constant, the impact on net earnings would not have been material on the interest expense recorded during 2011.

(b)	Capital management

IAMGOLD’s objectives when managing capital are:

•	To ensure the Company has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy;

•	To provide a superior return to shareholders;

•	To ensure the Company complies with its credit facility covenants; and

•	To protect the Company’s value with respect to market and risk fluctuations.

The Company’s capital items are the following:

	Note	December 31 2011	December 31 2010	January 1 2010
		$	$	$
Cash and cash equivalents	7	1,051,613	270,779	191,374
Gold bullion (market value $210,874;	8	96,795
December 31, 2010 – $140,551;			40,411
January 1, 2010 – $108,749)				40,408
Common shares	21	2,308,633	2,255,498	2,201,528

The Company’s capital structure reflects the requirements of a company focused on growth in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt if any, or purchase or sell gold bullion. There were no changes in the Company’s approach to capital management during the year. The Company has complied with its credit facility covenants.

The Company’s capital structure was modified during 2011 in support of the Company’s growth objectives. As disclosed in note 21, the Company issued flow-through shares in 2011 for gross proceeds of C$43,316,000 to fund prescribed resource expenditures on the Westwood project. In February 2012, the Company amended its credit facility agreement as described in note 19.

As disclosed in note 8, in 2011 the Company purchased additional gold bullion for a net amount of $54,731,000. On January 14, 2011, the Company paid the 2010 annual dividend of $0.08 per share totaling $29,828,000. On July 20, 2011, IAMGOLD paid a semi-annual dividend in the amount of $0.10 per share totaling $37,513,000. On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $46,988,000. In 2011, additional dividends of $11,713,000 were related to subsidiaries’ dividends to non-controlling interests (note 23).

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities of up to $1 billion (note 17(a)(i)).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(c)	Derivative gain (loss)

The derivative loss is included in Interest income, derivatives and other investment gains (note 27) in the consolidated statement of earnings.

	Note	2011	2010
		$	$
Unrealized change in fair value of:
Derivative – Currency contracts	17(a)iii	(5,022)	—
Derivative – Oil contracts	17(a)iii	2,658	(1,093)
Derivative – Aluminum contracts	17(a)iii	(752)	(186)
Other (warrants held as investments and embedded derivatives)		892	3,428

Unrealized derivative gain (loss)		(2,224)	2,149

Realized gain (loss) on:
Derivative – Currency contracts	17(a)iii	(1,748)	(3,085)
Derivative – Oil contracts	17(a)iii	(263)	146
Derivative – Aluminum contracts	17(a)iii	(275)	79

Realized derivative loss		(2,286)	(2,860)

Derivative loss		(4,510)	(711)

18.	PROVISIONS

(a)	Asset retirement obligations

The following table presents the reconciliation of the liability for asset retirement obligations:

	2011	2010
	$	$
Balance, beginning of the year	187,421	119,213
Revision in estimated cash flows, timing of payments and discount rates:
– capitalized in mining assets	22,641	25,719
– expensed (related to closed sites)	23,048	40,979
Accretion expense – continuing operations	2,883	2,228
Accretion expense – discontinued operations	108	156
Disbursement – continuing operations	(2,781)	(3,258)
Disbursement – discontinued operations	(59)	(75)
Other	(1,756)	2,459
Discontinued operations – Mupane	(9,285)	—

Balance, end of the year	222,220	187,421
Less current portion	(6,366)	(4,511)

Non-current portion	215,854	182,910

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the mine life, acquisition or construction of a new mine. The Company makes full provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities.

As at December 31, 2011, the Company had letters of credit in the amount of $17,885,000 to guarantee asset retirement obligations.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2011, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the discount rate assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required	Expected Timing of Payments	Discount Rate
	$
Rosebel mine	48,649	2012–2032	1.3%
Essakane mine	22,701	2020–2034	0.7%
Doyon mine	116,534	2012–2041	0.5%
Sadiola mine (41%)	25,578	2012–2038	0.6%
Yatela mine (40%)	14,478	2012–2021	0.1%
Niobec mine	8,488	2012–2029	0.5%
Other Canadian sites	9,280	2012–2109	0.5%

	245,708

The schedule of estimated future disbursements for rehabilitation and for security deposits is as follows:

$
2012	6,395
2013	6,415
2014	8,088
2015	9,333
2016	3,747
2017 onwards	211,730

245,708

(b)	Termination benefits

Contractual termination benefits of $4,928,000 were recorded in 2008 for both the Doyon and Mouska mines in Canada. In 2009, the life of the Doyon mine was extended from May 2009 to December 2009 due to improved operating efficiencies. In addition, the Company approved a program to extend the life of the Mouska mine from 2009 into early 2012 through the use of paste backfill to extract additional ore. In 2011 and 2010, termination benefits provisions were adjusted due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

Liabilities relating to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2011, were as follows:

	December 31 2010	Termination Benefits Adjustments in 2011	Paid During 2011	Foreign Exchange Impact 2011	December 31 2011
	$	$	$	$	$
Doyon and Mouska	2,627	692	(542)	161	2,938

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Liabilities relating to termination benefits for the closure of the Company’s Doyon and Mouska mines in Canada as of December 31, 2010, were as follows:

	January 1 2010	Termination Benefits Adjustments in 2010	Paid During 2010	Foreign Exchange Impact 2010	December 31 2010
	$	$	$	$	$
Doyon and Mouska	3,279	(550)	(220)	118	2,627

At December 31	2011	2010
	$	$
Current portion included in Accounts payable and accrued liabilities	466	2,357
Long-term portion included in Other non-current liabilities	2,472	270

	2,938	2,627

(c)	Provisions for litigation claims

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation and the Company establishes provisions for future disbursements required. As at December 31, 2011, the Company does not have any material provisions for litigation claims.

19.	CREDIT FACILITY

On March 25, 2010, the Company increased its $140,000,000 secured revolving credit facility to a $350,000,000 unsecured revolving credit facility. As at December 31, 2011 and 2010, no funds were drawn against this credit facility. The amended credit facility provides for an interest rate margin above LIBOR, BA, prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by some of the Company’s subsidiaries. The maturity date of this amended credit facility is March 24, 2013 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2011.

On February 22, 2012, the Company amended and increased its $350,000,000 unsecured revolving credit facility to a four-year, $500,000,000 unsecured revolving credit facility. The key amendments include an increase in commitments, an increase in tenor, a reduction in borrowing costs and fees, and improved financing conditions. The maturity date of this amended credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

On April 23, 2010, the Company entered into a $50,000,000 revolving credit facility for the issuance of letters of credit. As at December 31, 2011, $17,885,000 in letters of credit were outstanding to guarantee certain asset retirement obligations. This revolving credit facility provides for a fixed interest rate charge of 0.35% per annum on utilized amounts and standby fees of 0.10% per annum for the unutilized portion of the facility. This revolving credit facility is guaranteed and secured by a Performance Security Guarantee underwritten by Export Development Canada (“EDC”). The maturity date of this new credit facility was April 22, 2011 with a provision to extend the maturity date for a period of one year. The Company has complied with its credit facility covenants as at December 31, 2011.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

On February 22, 2012, the Company amended its revolving facility for the issuance of letters of credit as well as increasing the facility to $75,000,000. The amended revolving credit facility provides for a fixed interest rate charge of 0.25% per annum on utilized amounts and standby fees of 0.06% per annum for the unutilized portion of the facility. The maturity date of this credit facility is in February 2013 with a provision to extend the maturity date for a period of one year.

On February 22, 2012, Niobec Inc., a wholly-owned subsidiary of the Company, entered into a four-year $250,000,000 unsecured revolving credit facility to be used for general corporate requirements including working capital requirements and expansion of existing facilities of Niobec. The credit facility provides for an interest rate margin above LIBOR, BA prime rate and Base rate advances which varies according to the total debt ratio. Fees related to the credit facility vary according to the total debt ratio. This credit facility is guaranteed by the Company and some of the Company’s subsidiaries. The maturity date of this credit facility is in February 2016 with a provision to extend the maturity date for a period of one year.

Credit facility issue costs

Credit facility issue costs are capitalized in other long-term assets and the current portion is included in prepaid expenses. Amortisation is calculated on a straight-line basis over the term of the credit facility. The carrying value of credit facility issue costs at December 31, 2011 was $1,401,000 (2010 – $2,486,000).

20.	INCOME AND MINING TAXES

The components that give rise to deferred income and mining tax assets and liabilities are as follows:

	December 31 2011	December 31 2010	January 1 2010
	$	$	$
Deferred tax assets:
Other assets	26,589	23,750	3,718
Exploration and evaluation assets	10,367	2,073	36,441
Share issue costs	4,501	3,381	4,324
Non-capital losses	57,379	56,552	34,160
Net capital losses	—	642	474
Mining assets	16,227	1,234	20,098
Asset retirement obligations	30,343	12,403	7,626
Income tax benefit of mining duties	6,494	1,840	2,768

	151,900	101,875	109,609

Deferred tax liabilities:
Mining assets	(244,983)	(210,025)	(164,363)
Exploration and evaluation assets	(56,410)	(47,728)	(79,807)
Royalty interests	(15,908)	(16,059)	(31,134)
Other intangible assets	(1,617)	(1,920)	(3,014)
Mining duties	(23,979)	(7,651)	(9,610)
Contingencies	(18,105)	(14,847)	(13,136)
Available-for-sale assets	(6,980)	(6,171)	(2,617)
Other	(18,732)	(14,258)	(12,872)

	(386,714)	(318,659)	(316,553)

Net deferred income and mining tax liabilities	(234,814)	(216,784)	(206,944)

For Canadian income tax purposes, the Company has non-capital loss carry forwards of $212,944,000, net capital loss carry forward of $128,199,000, and exploration and development expenses of $212,590,000, which, subject to certain restrictions, may be used to reduce taxable income in the future.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The non-capital loss carry forwards begin to expire in 2026. The net capital loss carry forward may be carried forward indefinitely, but can only be used to reduce capital gains. The exploration and development expenses may be carried forward indefinitely.

The Company has not recognized tax benefits on a net capital loss carry forward of $101,052,000 and exploration and development expenses of $64,000,000. It is not probable that these deferred tax assets will be realized in the future.

Governmental assistance, in the form of a Quebec refundable credit, has reduced the amount capitalized for exploration expenditures by approximately $12,700,000 (2010 – $11,500,000).

The Company has not recognized tax benefits on losses or other deductible amounts generated in countries where the probable criteria for the recognition of deferred tax assets has not been met. Consequently, deferred tax assets have not recognized on the loss carry forwards and other deductible amounts of $220,041,000 in these jurisdictions as it is not probable that the deferred tax asset will be realized in the future.

The Company has not recognized a deferred tax liability on temporary differences of $1,304,361,000 (2010 – $745,386,000) related to investments in subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.

The Company designates all dividends paid to its shareholders to be eligible dividends.

The income and mining tax expense (benefit) differs from the amount that would have been computed by applying the combined Canadian federal and provincial statutory income tax rate of 28.4% in 2011 (31% in 2010) to earnings from continuing operations before income and mining taxes. The reasons for the differences are as follows:

Years ended December 31	2011	2010
	$	$
Earnings from continuing operations before income and mining taxes	648,990	371,425

Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	184,313	115,142
Increase (reduction) in income and mining taxes resulting from:
Earnings not subject to taxation	(1,081)	—
Earnings in foreign jurisdiction subject to different tax rates	(5,718)	890
Tax benefits not recognized	9,572	15,046
Provincial mining duty tax	7,181	2,724
Non-deductible expenses	12,768	9,550
Non-resident withholding taxes	4,513	1,411
Foreign exchange related to income taxes	8,410	1,129
Change in enacted tax rates	5,465	(5,052)
Flow-through shares	6,492	5,865
Under (over) provided in prior periods	(6,125)	(2,105)
Other	(4,794)	(6,309)

Total income and mining tax expense	220,996	138,291

The effective tax rate for the years ended December 31, 2011 and 2010 was 34% and 37%, respectively. The change in the effective tax rate was primarily attributable to the geographical mix of income, fluctuations in exchange rates for foreign currency, the impact of foreign exchange on the tax basis on non-monetary assets, and the non-recognition of tax benefits.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense (benefit) on other comprehensive income is made up of the following components:

Years ended December 31	Note		2011	2010
			$	$
Change in fair value of available-for-sale financial assets	17	(a)(iii)	1,886	5,044
Reversal of unrealized gain on sale and impairment of available-for-sale financial assets	17	(a)(iii)	(911)	(2,724)
Other			(327)	(424)

Total income tax expense related to other comprehensive income			648	1,896

The income and mining tax expense (benefit) is made up of the following components:

Years ended December 31	2011	2010
	$	$
Current:
Federal and provincial income tax	1,266	—
Provincial mining taxes	1,560	765
Foreign income tax	191,907	132,881

	194,733	133,646

Deferred:
Federal and provincial income tax – origination and reversal of temporary differences	(4,863)	(3,016)
Provincial mining taxes – origination and reversal of temporary differences	9,535	1,959
Foreign income tax – origination and reversal of temporary differences	16,126	10,754
Change in tax rate or imposition of new taxes	5,465	(5,052)

	26,263	4,645

Total income and mining tax expense	220,996	138,291

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The 2011 movement for deferred income taxes may be summarized as follows:

	December 31, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2011
	$	$	$	$	$
Deferred tax assets:
Other assets	23,750	2,512	327	—	26,589
Exploration and evaluation assets	2,073	8,294	—	—	10,367
Share issue costs	3,381	1,120	—	—	4,501
Non-capital losses	56,552	827	—	—	57,379
Net capital losses	642	(642)	—	—	—
Mining assets	1,234	14,993	—	—	16,227
Asset retirement obligations	12,403	17,940	—	—	30,343
Income tax benefit on mining duties	1,840	4,654	—	—	6,494
Deferred tax liabilities:
Mining assets	(210,025)	(34,958)	—	—	(244,983)
Exploration and evaluation assets	(47,728)	(8,682)	—	—	(56,410)
Royalty interests	(16,059)	151	—	—	(15,908)
Other intangible assets	(1,920)	303	—	—	(1,617)
Mining duties	(7,651)	(16,328)	—	—	(23,979)
Contingencies	(14,847)	(3,258)	—	—	(18,105)
Available-for-sale assets	(6,171)	166	(975)	—	(6,980)
Other	(14,258)	(13,355)	—	8,881	(18,732)

	(216,784)	(26,263)	(648)	8,881	(234,814)

The 2010 movement for deferred income taxes may be summarized as follows:

	January 1, 2010	Statement of earnings	Other comprehensive income	Other	December 31, 2010
	$	$	$	$	$
Deferred tax assets:
Other assets	3,718	19,608	424	—	23,750
Exploration and evaluation assets	36,441	(34,368)	—	—	2,073
Share issue costs	4,324	(943)	—	—	3,381
Non-capital losses	34,160	22,392	—	—	56,552
Net capital losses	474	168	—	—	642
Mining assets	20,098	(18,864)	—	—	1,234
Asset retirement obligations	7,626	4,777	—	—	12,403
Income tax benefit on mining duties	2,768	(928)	—	—	1,840
Deferred tax liabilities:
Mining assets	(164,363)	(45,662)	—	—	(210,025)
Exploration and evaluation assets	(79,807)	32,079	—	—	(47,728)
Royalty interests	(31,134)	15,075	—	—	(16,059)
Other intangible assets	(3,014)	1,094	—	—	(1,920)
Mining duties	(9,610)	1,959	—	—	(7,651)
Contingencies	(13,136)	(1,711)	—	—	(14,847)
Available-for-sale assets	(2,617)	(1,234)	(2,320)	—	(6,171)
Other	(12,872)	1,913	—	(3,299)	(14,258)

	(206,944)	(4,645)	(1,896)	(3,299)	(216,784)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE CAPITAL

(a)	Authorized

Unlimited first preference shares, issuable in series.

Unlimited second preference shares, issuable in series.

Unlimited common shares.

(b)	Issued and outstanding common shares

	Note		2011	2010
			Number of shares	Number of shares
Outstanding, beginning of year			372,849,289	368,887,211
Issuance of flow-through shares	21	(c)	1,700,000	1,978,064
Exercise of warrants			—	160,000
Exercise of options	22	(a)	1,311,627	1,751,303
Issuance of shares for share-based payments	22	(b)(c)	57,739	72,711

Outstanding, end of the year			375,918,655	372,849,289

(c)	Issuance of flow-through common shares

Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. The proceeds from the flow-through common shares fund prescribed resource expenditures on the Westwood project.

In February 2011, IAMGOLD entered into an agreement for a private placement of flow-through common shares. The issuance of 1,700,000 common shares at a price of C$25.48 per share raised gross proceeds of $43,281,000 (C$43,316,000).

In 2010, the Company issued 1,575,000 flow-through common shares in March 2010 at C$20.00 per share with gross proceeds of $29,706,000 (C$31,500,000) in addition to 403,064 flow-through common shares in September 2010 at C$24.81 per share with gross proceeds of $9,394,000 (C$10,000,000).

As at December 31, 2011, the Company had applied the entire flow-through common share proceeds raised to eligible expenditures.

Flow-through common shares were recognized in equity based on the quoted price of the existing shares on the date of the issue less issuance costs for $34,618,000 in 2011 (2010 – $29,582,000). The difference between the amount recognized in common shares and the amount the investor paid for the shares (2011 – $6,892,000; 2010 – $8,249,000) was recognized in amortisation of gain related to flow-through shares (included in interest income, derivatives and other investment gains) (note 27).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Earnings per share

Basic earnings per share computation

Years ended December 31	2011	2010
	$	$
Numerator:
Net earnings from continuing operations attributable to equity shareholders of the Company	391,344	215,910
Net earnings attributable to equity shareholders of the Company	806,664	262,621

Denominator:	Number	Number
Weighted average number of common shares (basic)	374,946,713	371,391,919

	$/share	$/share
Basic earnings from continuing operations attributable to equity shareholders of the Company per share	1.04	0.58
Basic earnings attributable to equity shareholders of the Company per share	2.15	0.71

Diluted earnings per share computation

Years ended December 31	2011	2010
Denominator:	Number	Number
Weighted average number of common shares (basic)	374,946,713	371,391,919
Dilutive effect of employee share options	1,443,903	1,777,066
Dilutive effect of share bonus plan and employee deferred share plan	120,968	86,219
Dilutive effect of employees performance share units	8,868	—

Weighted average number of common shares (diluted)	376,520,452	373,255,204

	$/share	$/share
Diluted earnings from continuing operations attributable to equity shareholders of the Company per share	1.04	0.58
Diluted earnings attributable to equity shareholders of the Company per share	2.14	0.70

Equity instruments excluded from the computation of diluted earnings per share which could be dilutive in the future were as follows:

	2011	2010
	Number	Number
Share options	942,972	553,856
Performance share units	4,306	—

	947,278	553,856

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

22.	SHARE-BASED PAYMENTS

The amount recorded in earnings in the year is as follows:

Years ended December 31	2011	2010
	$	$
Share option plan	4,257	7,119
Deferred share plan	1,281	247
Share bonus plan	582	323

Share-based payments for continuing operations	6,120	7,689
Share-based payments for discontinued operations	157	—

	6,277	7,689

(a)	Share option plan

The Company has a comprehensive share option plan for its full-time employees, directors and officers. The options vest over three or five years and expire no later than 10 years from the grant date.

As at December 31, 2011, the total number of shares reserved for the grants of share options was 20,257,401. As of December 31, 2011, 7,093,521 shares remain in reserve of which 3,516,786 are outstanding and 3,576,735 are unallocated.

A summary of the status of the Company’s share option plan as of December 31, 2011 and 2010 and changes during the two years then ended is presented below. All exercise prices are denominated in Canadian dollars. The exchange rates at December 31, 2011 and 2010, between U.S. dollar and Canadian dollar were C$1.0203/U.S.$ and C$0.9999/U.S.$ respectively.

Years ended December 31	2011		2010
	Options	Weighted Average Exercise Price (C$)	Options	Weighted Average Exercise Price (C$)
Outstanding, beginning of year	4,732,649	11.31	5,413,233	9.75
Granted	722,416	19.27	1,286,689	14.56
Exercised	(1,311,627)	9.83	(1,751,303)	9.02
Forfeited	(600,792)	12.64	(215,970)	10.26

Outstanding, end of the year	3,542,646	13.25	4,732,649	11.31

Exercisable, end of the year	1,588,891	11.50	1,514,835	10.88

The following table summarises information relating to share options outstanding at December 31, 2011:

Range of Prices C$/share	Number outstanding	Weighted Average Remaining Contractual Life - years	Weighted Average Exercise Price C$/share
5.01–10.00	905,060	1.2	6.96
10.01–15.00	1,493,814	2.5	12.50
15.01–20.00	936,285	5.4	18.49
20.01–25.00	201,487	5.9	22.37
25.01–27.00	6,000	5.2	26.25

	3,542,646	3.1	13.25

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for options granted in 2011. The estimated fair value of the options is expensed over their vesting period of five years.

	2011	2010
Weighted average risk-free interest rate	2%	2%
Weighted average volatility	45%	60%
Weighted expected dividend yield	0.45%	0.43%
Weighted average expected life of options issued (years)	5.0	3.95
Weighted average grant-date fair value (C$ per share)	7.71	6.54
Weighted average share price at grant date (C$ per share)	19.23	14.32
Weighted average exercise price (C$ per share)	19.27	14.56

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(b)	Other share-based payment plans

i.	Reserves

Share bonus plan

The Company has a share bonus plan for employees and directors with a maximum allotment of 600,000 common shares. As of December 31, 2011, 308,303 shares remained in reserve of which 182,259 are outstanding and 126,044 are unallocated.

A summary of the status of the Company’s restricted share units issued under the share bonus plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	12,500	37,500
Granted	185,731	—
Issued	(11,750)	(25,000)
Forfeited	(4,222)	—

Outstanding, end of the year	182,259	12,500

A summary of the status of the Company’s director share bonus issued under the share bonus plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	—	—
Granted	11,500	16,000
Issued	(11,500)	(16,000)

Outstanding, end of the year	—	—

Deferred share plan

The Company has a deferred share plan for employees whereby a maximum of 500,000 common shares may be awarded. As of December 31, 2011, 402,427 shares remained in reserve of which 308,541 are outstanding and 93,886 are unallocated.

A summary of the status of the Company’s restricted share units issued under the deferred share plan reserve and changes during the year is presented below.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	137,417	95,125
Granted	170,602	75,000
Issued	(34,488)	(31,708)
Forfeited	(27,428)	(1,000)

Outstanding, end of the year	246,103	137,417

A summary of the status of the Company’s performance share units issued under the deferred share plan reserve and changes during the year is presented below.

Years ended December 31	2011	2010
	Number	Number
Outstanding, beginning of year	—	—
Granted	74,639	—
Forfeited	(12,201)	—

Outstanding, end of the year	62,438	—

ii.	Summary of Awards

Restricted share units: Executive officers and certain employees are granted restricted share units from the deferred share plan reserve or share bonus plan reserve on an annual basis.

Restricted share units granted in 2010 and prior vest equally over three or four years, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Starting in 2011, restricted share unit grants vest after thirty-five months, have no restrictions upon vesting and are equity settled. There are no cash settlement alternatives and no vesting conditions other than service.

Restricted share units are granted to employees based on performance objectives and criteria determined on an annual basis based on guidelines established by the Compensation Committee of the Board of Directors. The amount of shares granted is determined as part of the employees’ overall compensation.

The following are the weighted average inputs to the Black-Scholes model used in determining fair value for restricted share units granted in 2011 and 2010. The estimated fair value of the awards is expensed over their vesting period.

	2011	2010
Risk-free interest rate	1%	2%
Volatility	43%	60%
Dividend yield	0.76%	0.33%
Weighted average expected life of units issued (years)	2.9	3.0
Weighted average grant-date fair value (C$ per share)	20.23	19.16
Weighted average share price at grant date (C$ per share)	20.65	19.35

Expected volatility is estimated by considering historic average share price volatility adjusted for market fluctuations.

Performance share units: Starting in 2011, executive officers and senior employees are granted on an annual basis, performance share units from the deferred share plan based on performance objectives and criteria determined on an annual basis and as per guidelines established by the Compensation Committee of the Board of Directors. The amount of performance share units granted is determined as part of the executive officers and senior employees’ overall compensation. The performance share units vest after thirty-five months provided the Compensation Committee determines certain corporate performance targets are achieved and the service conditions are met.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Director Share Bonus: Independent directors receive 500 shares on a quarterly basis from the share bonus plan reserve for the first three quarters of 2011. The shares vest immediately and have no restrictions upon issue. As of the fourth quarter of 2011, director share based compensation was increased to a specific dollar value for the year to be awarded in shares or cash equivalent as per the Compensation Committee recommendation and Board decision effective October 1, 2011. This increase was retroactive for all of 2011.

(c)	Share purchase plan

The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the current purchase plan. The Company’s contribution is expensed and is considered vested at the end of the day on December 31 of each calendar year.

23.	DIVIDENDS

On December 9, 2011, IAMGOLD increased its annual dividend payment to $0.25 per share, resulting in a semi-annual dividend payment in the amount of $0.125 per share payable on January 5, 2012 of $46,988,000. In addition, subsidiaries’ dividends to non-controlling interests totaled $11,713,000 in 2011.

	2011	2010
	$	$
Dividend to IAMGOLD’s shareholders:
$0.08 per common share, paid in January 2011	—	29,828
$0.10 per common share, paid in July 2011	37,513	—
$0.125 per common share, paid in January 2012	46,988	—
	84,501	29,828
Subsidiaries’ dividends to non-controlling interests	11,713	8,673

	96,214	38,501

24.	MINING COSTS

Mining costs include mine production, transport and smelter processing costs, royalty expenses, applicable site administrative costs, applicable stripping costs and other related costs, changes in estimates of asset retirement obligations at closed sites, as well as depreciation, depletion and amortisation.

Years ended December 31	Note		2011	2010
			$	$
Operating costs – mines			683,517	473,030
Royalties			80,963	44,701

Total operating costs – mines			764,480	517,731
Inventory movements			(26,589)	(24,532)

Mining costs excluding depreciation, depletion and amortisation			737,891	493,199
Depreciation, depletion and amortisation			153,879	115,177
Changes in estimates of asset retirement obligations at closed sites	18	(a)	23,048	40,979

Mining costs			914,818	649,355

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

25.	GENERAL AND ADMINISTRATIVE EXPENSES

Years ended December 31	Note	2011	2010
		$	$
Salaries		24,453	23,830
Director fees and expenses		1,914	985
Professional and consulting fees		9,011	8,026
Other administration costs		9,830	6,758

		45,208	39,599
Share-based payments	22	6,120	7,689
Depreciation		2,918	1,430

General and administrative expenses		54,246	48,718

26.	FINANCE COSTS

Years ended December 31	2011	2010
	$	$
Credit facility fees	3,918	3,680
Accretion expense	2,883	2,228
Other	330	72

	7,131	5,980

27.	INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

Years ended December 31	Note		2011	2010
			$	$
Interest income			1,799	193
Gain on sale of gold bullion	8		1,412	—
Gain on sale of marketable securities	17	(a)(iii)	8,912	21,042
Impairment of marketable securities	17	(a)(iii)	(1,643)	—
Gain on sale of assets			14,561	3,557
Gain on sale on the La Arena project	5		10,517	—
Derivative loss	17	(c)	(4,510)	(711)
Amortisation of gain related to flow-through shares	21	(c)	6,892	8,249
Other			(304)	(831)

			37,636	31,499

28.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items

Years ended December 31	Note	2011	2010
		$	$
Share-based payments	22	6,120	7,689
Gain on sale of marketable securities	27	(8,912)	(21,042)
Impairment of marketable securities	27	1,643	—
Gain on sale of assets	27	(25,078)	(3,557)
Derivative loss	27	4,510	711
Amortisation of gain related to flow-through shares	27	(6,892)	(8,249)
Unrealized foreign exchange loss and other		5,034	9,074
Share of net loss from investments in associates (net of income tax)		1,635	—

		(21,940)	(15,374)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Adjustments for cash items within operating activities

Years ended December 31	Note	2011	2010
		$	$
Disbursement related to asset retirement obligations	18(a)	(2,781)	(3,258)
Settlement of derivatives		(4,695)	(4,885)
Disbursement related to termination benefits	18(b)	(542)	(220)
Other		(282)	(216)

		(8,300)	(8,579)

(c)	Movements in non-cash working capital items and long-term ore stockpiles

Years ended December 31	2011	2010
	$	$
Receivables and other non-current assets	(47,836)	20,352
Inventories and non-current ore stockpiles	(65,666)	(73,697)
Accounts payable and accrued liabilities	49,595	7,817

	(63,907)	(45,528)

(d)	Other investing activities

Years ended December 31	2011	2010
	$	$
Purchase of short-term investments	(169,887)	—
Cash received upon maturity of short-term investments	169,887	—
Acquisition of investments	(50,764)	(5,936)
Proceeds from sale of investments	11,175	29,659
Acquisition of gold bullion	(56,791)	—
Disposal of gold bullion	2,060	—
Restricted cash	(1,244)	—
Net disposal (acquisition) of other assets	610	(1,452)

	(94,954)	22,271

(e)	Net proceeds from disposals of non-core assets

Years ended December 31	Note		2011	2010
			$	$
Disposal of the La Arena project	5		48,847	—
Disposal of Tarkwa and Damang mines	6	(a)	667,000	—
Disposal of the Mupane mine	6	(b)	6,559	—
Disposal of the Magistral royalty interest	15	(b)	15,000	—

Net cash from disposals			737,406	—

29.	IMPAIRMENT

(a)	Impairment testing for cash-generating units containing goodwill

The Company performs impairment testing on an annual basis and more frequently when there are indicators of impairment. The most recent test was undertaken at December 31, 2011. Goodwill acquired through business combinations has been allocated to cash-generating units (“CGU”) at a reportable segment level for impairment testing. There are two CGUs for which goodwill has been allocated, Suriname gold operations, and the Doyon division (note 14).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

The fair value less costs to sell (“FVLCS”) was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants. Cash flows are for periods up to the date that mining is expected to cease and is based on management best estimates. The periods covered are 18 years for Rosebel, and 20 years for the Doyon division. The length of the period depends on a number of variables including recoverable reserves and resources, expansion plans and the forecasted selling prices for such production.

The models are most sensitive to assumptions on recoverable reserves and resources, expected realized metal prices, discount rates and capital expenditures.

Economically recoverable reserves and resources represent management’s expectations at the time of completing the impairment testing, based on reserves and resource statements and exploration and evaluation work undertaken by appropriately qualified persons.

Long-term realized gold prices were determined by reference to external market consensus forecasts as of December 31, 2011. The long-term gold price assumption was $1,225 per ounce.

Discount rates utilized represent real pre-tax rates and range between 3.75% and 9.00% including country and project risks. These rates were based on the weighted average cost of capital specific to each CGU and the currency of the cash flows generated. The weighted average cost of capital reflects the current market assessment of the time value of money, equity market volatility and the risks specific to the CGU for which cash flows have not already been adjusted. These rates were calculated with reference to market information from third-party advisors.

The Company believes that long-term gold price is the only key assumption where a reasonably possible change could occur to amend the conclusions of the impairment testing. A change in the long-term gold price would have an associated beneficial impact on input costs which would, to a certain extent, offset the impact of the change in the long-term gold price. In addition, a material change in gold price would cause the Company to review its mine plan and future capital expenditures and expansion plans accordingly. The possible effects of a change in any single assumption may not fairly reflect the impact on a CGU’s fair value as the assumptions are inextricably linked.

(b)	Impairment charges

There were no impairment charges for long-lived assets and goodwill accounted for in 2011 and 2010.

30.	COMMITMENTS AND CONTINGENCIES

(a)	Quimsacocha Project in Ecuador

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by the President of Ecuador. The Company has obtained requisite permits and authorization to advance feasibility work at the Quimsacocha project in Ecuador. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key fiscal and other items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. The Company continues to assess whether the government’s position in contract negotiations offer sufficient flexibility, clarity and certainty to allow advancement of the project. At December 31, 2011, the carrying value of the Quimsacocha project included in exploration and evaluation assets was $26,923,000.

(b)	Camp Caiman Project in French Guiana

Following the French government’s decision not to issue a mining permit for the Camp Caiman project in 2008, the Company initiated two distinct legal actions in 2009 at the Administrative Tribunal in French Guiana: the first one challenging the legality of the French government’s decision (the ‘Permitting Appeal’); and the second one seeking compensation in the amount of €275,000,000 for damages resulting from that decision (the “Compensation Claim”).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Under the Permitting Appeal, the Administrative Tribunal stayed the government’s decision in 2010 and ordered the government to issue a more reasoned permitting decision on the Camp Caiman project.

Later that same year, the French government again decided not to issue a mining permit for the Camp Caiman project providing more detailed reasons this time, and the Company subsequently filed a new appeal of this second decision in the fourth quarter of 2010 (the “Second Permitting Appeal”).

On February 2, 2012, the Administrative Tribunal held a hearing regarding both the Second Permitting Appeal and the Compensation Claim, and on February 16, 2012, dismissed both of the Company’s actions. The Company may appeal the Administrative Tribunal’s decision.

The Camp Caiman project is carried at zero value and no amounts have been accrued in the financial statements relating to the above proceedings. In 2009, the Company recorded a non-cash impairment of $88,814,000 for the net carrying value of the project, including $28,239,000 of goodwill.

(c)	Royalty expenses

Production from certain mining operations is subject to third party royalties (included in mining costs) based on various methods of calculation summarised as follows:

Years ended December 31	2011	2010
	$	$
Rosebel (1)	35,715	26,363
Essakane (2)	30,243	4,538
Mouska (3)	904	966
Sadiola (4)	11,330	8,601
Yatela (4)	2,771	4,233

Total included in mining costs	80,963	44,701

(1)

2% in-kind royalty per ounce of gold production and price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the average of the market prices determined by the London Bullion Market, P.M. Fix.

0.25% of all minerals produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname.

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production, and in each case, after deducting a fixed royalty of 2% of production in-kind, up to a maximum of 7,000,000 ounces produced. In 2008, IAMGOLD acquired 84.55% of outstanding shares of EURO Ressources S.A., the owner of this participation right royalty. The resulting mining asset is being depreciated over the reserves and resources of the Rosebel mine.

(2)

In 2010, 3% of gold sold applied to the gold market price the day before shipment. Starting January 1, 2011, the royalty is calculated using a percentage of gold sold applied to the gold market price the day before shipment; the royalty percentage varies according to the gold market price: 3% if the gold market price is lower or equal to $1,000 per ounce, 4% if the gold market price is between $1,000 and $1,300 per ounce, or 5% if the gold market price is above $1,300 per ounce.

(3)	Two royalties of 0.2% and 2.0% respectively of gold production.

(4)	A royalty of 3% of revenue and a royalty of 3% of the net amount of sales less refining and treatment charges.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(d)	Management fees

Years ended December 31	2011	2010
	$	$
Joint ventures:
Sadiola (1% of revenues)	1,890	1,435
Yatela (1% of revenues)	462	706

Total management fees included in mining costs	2,352	2,141

(e)	Capital commitments

	December 31 2011	December 31 2010
	$	$
Capital commitments (excluding those related to joint ventures)
Contracted capital expenditures	67,965	32,152
Purchase obligations	105,442	15,302
Operating leases	7,223	5,869
Capital commitments related to joint ventures (IAMGOLD share)
Contracted capital expenditures	4,421	—
Purchase obligations	31,896	25,878

	Payments Due by Period
At December 31, 2011	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Contracted capital expenditures	72,386	71,699	687	—	—
Purchase obligations	137,338	127,658	6,841	2,839	—
Operating leases	7,223	3,250	2,429	1,544	—

31.	RELATED PARTY TRANSACTIONS

There were no material related party transactions in 2011 and 2010.

Compensation of key management personnel

Compensation for key management personnel, comprising of the Company’s directors and executive officers, are as follows:

Years ended December 31	2011	2010
	$	$
Salaries and other benefits(a)	9,267	8,709
Termination benefits	91	2,309
Share-based payments	3,218	3,451

	12,576	14,469

(a)	Salaries and other benefits include amounts paid to directors.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

32.	SEGMENTED INFORMATION

The Company’s gold mine segment is divided into geographic segments, as follows:

•	Suriname:

•	Rosebel mine

•	Burkina Faso:

•	Essakane mine

•	Canada:

•	Doyon division including the Mouska mine and the Westwood project

•	Mali:

•	Joint venture in the Sadiola mine (41%)

•	Joint venture in the Yatela mine (40%)

The Company’s segments also include non-gold activities divided into the following segments:

•	Niobium, for the Niobec mine located in Canada,

•	Exploration and evaluation,

•	Corporate which also includes royalty interests located in Canada and the investment in associate (Galane) (note 11).

•	Discontinued operations(note 6):

•	Botswana, Mupane mine

•	Investments in associates in the Tarkwa and Damang mines (18.9%).

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2011

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	608,165	590,087	52,275	235,195	1,485,722
Depreciation, depletion and amortisation	51,605	69,984	953	5,365	127,907
Exploration expenses	371	4,416	7,501	4,761	17,049
Interest income	—	—	—	—	—
Interest expense	133	227	146	—	506
Gain on sale of assets, marketable securities, and other	—	(4,726)	(11,017)	—	(15,743)
Net earnings (loss)	246,627	262,639	(17,257)	37,674	529,683
Expenditures for mining assets and capitalized exploration and evaluation	72,705	104,544	129,309	24,266	330,824
Decrease to goodwill	—	—	—	—	—
At December 31, 2011:
Total non-current assets	633,690	787,865	493,039	109,619	2,024,213
Total assets	833,421	955,503	532,285	182,676	2,503,885
Total liabilities	237,837	143,558	131,839	92,855	606,089

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued Operations	Total
	$	$	$	$	$	$	$
Revenues	1,485,722	177,771	—	9,694	1,673,187	—	1,673,187
Depreciation, depletion and amortisation	127,907	18,974	370	9,546	156,797	—	156,797
Exploration expenses	17,049	—	56,277	—	73,326	—	73,326
Interest income	—	—	35	1,764	1,799	—	1,799
Interest expense	506	(8)	—	3,750	4,248	—	4,248
Gain on sale of assets, marketable securities, and other (note 27)	(15,743)	37	3,078	52,975	40,347	—	40,347
Share of net loss from investments in associates (net of income tax)	—	—	—	(1,635)	(1,635)	—	(1,635)
Net earnings (loss)	529,683	30,989	(46,812)	(85,866)	427,994	415,320	843,314
Expenditures for mining assets and capitalized exploration and evaluation	330,824	61,333	2,987	—	395,144	4,328	399,472
Decrease to goodwill	—	—	(11,289)	—	(11,289)	—	(11,289)
At December 31, 2011:
Total non-current assets	2,024,213	423,577	31,118	327,360	2,806,268	—	2,806,268
Total assets	2,503,885	476,719	44,354	1,324,764	4,349,722	—	4,349,722
Total liabilities	606,089	145,256	3,081	66,381	820,807	—	820,807

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2010

	Gold Mines
	Suriname	Burkina Faso	Canada	Mali	Total
	$	$	$	$	$
Revenues	517,406	154,574	45,943	214,082	932,005
Depreciation, depletion and amortisation	52,115	22,398	—	12,503	87,016
Exploration expenses	300	1,078	4,450	2,415	8,243
Interest income	—	—	—	—
Interest expense	—	—	340	—	340
Gain on sale of assets, marketable securities and other	—	—	(1,967)	(26)	(1,993)
Net earnings (loss)	180,712	50,616	(26,358)	43,180	248,150
Expenditures for mining assets and capitalized exploration and evaluation	51,642	128,424	103,270	10,895	294,231
Increase to goodwill	—	—	—	—	—
At December 31, 2010:
Total non-current assets	597,752	730,670	472,745	83,935	1,885,102
Total assets	732,319	874,011	494,512	151,095	2,251,937
Total liabilities	203,194	80,908	107,651	63,696	455,449

	Total Gold Mines	Niobium	Exploration and Evaluation	Corporate	Subtotal	Discontinued operations	Total
	$	$	$	$	$	$	$
Revenues	932,005	158,654	—	6,413	1,097,072	—	1,097,072
Depreciation, depletion and amortisation	87,016	19,461	258	9,872	116,607	—	116,607
Exploration expenses	8,243	—	37,627	—	45,870	—	45,870
Interest income	—	—	16	177	193	—	193
Interest expense	340	52	—	3,360	3,752	—	3,752
Gain on sale of assets, marketable securities and other (note 27)	(1,993)	314	3,758	29,938	32,017	—	32,017
Net earnings (loss)	248,150	39,377	(15,026)	(39,367)	233,134	46,711	279,845
Expenditures for mining assets and capitalized exploration and evaluation	294,231	65,867	8,569	—	368,667	3,459	372,126
Increase to goodwill	—	—	—	—	—	—	—
At December 31, 2010:
Total non-current assets	1,885,102	379,479	105,090	189,975	2,559,646	273,705	2,833,351
Total assets	2,251,937	421,882	107,886	350,172	3,131,877	299,228	3,431,105
Total liabilities	455,449	62,018	15,675	109,963	643,105	29,879	672,984

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

33.	TRANSITION TO IFRS

As stated in note 2(a), these are the Company’s first consolidated financial statements prepared in accordance with IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices, and disclose the expected impact on the Company’s financial position and financial performance. The Company adopted IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. In accordance with IFRS, the Company applied certain optional exemptions and certain mandatory exceptions as applicable for first-time IFRS adopters.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010, and in the preparation of the opening IFRS consolidated balance sheet at January 1, 2010 (the Company’s transition date).

In preparing its opening IFRS consolidated balance sheet, and comparative consolidated financial statements in 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian generally accepted accounting principles (“GAAP”). An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a)	Reconciliation of consolidated equity at January 1, 2010 and December 31, 2010

The following table presents the impact on shareholders’ equity.

	January 1, 2010	December 31, 2010
	$	$
Shareholders’ equity under Canadian GAAP	2,416,661	2,775,810

IFRS adjustments – Increase (decrease) in equity:
Foreign currency translation (note i)	(49,568)	(89,888)
Business combinations (note ii)	—	3,971
Exploration and evaluation assets (note iii)	(5,266)	(5,266)
Asset retirement obligations (note iv)	(5,118)	(19,721)
Financial instruments (note v)	2,476	7,611
Warrants (note vi)	(555)	—
Flow-through shares (note vii)	(3,006)	24
Income and mining taxes (note viii)	29,995	31,005
Non-controlling interests reclassifications (note ix)	23,112	57,869
Other	(2,278)	(3,294)

	(10,208)	(17,689)

Total equity under IFRS	2,406,453	2,758,121

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(b)	Reconciliation of consolidated net earnings for the year ended December 31, 2010

The following table presents the impact on net earnings. Each line is net of income and mining tax and non-controlling interests where applicable.

2010
$
Net earnings under Canadian GAAP	279,793

IFRS adjustments – Increase (decrease) in net earnings:
Unrealized loss on translating financial statements of foreign denominated entities (note i)	(5,213)
Business combinations (note ii)	(593)
Asset retirement obligations (note iv)	(14,603)
Warrants (note vi)	(183)
Flow-through shares (note vii)	2,256
Income and mining taxes (note viii)	233
Non-controlling interests reclassifications (note ix)	18,222
Other	(67)

52

Net earnings under IFRS	279,845

Net earnings from continuing operations	233,134
Net earnings from discontinued operations	46,711

Net earnings under IFRS	279,845

(c)	Reconciliation of consolidated comprehensive income for the year ended December 31, 2010

The following table presents the impact on comprehensive income. Each line is net of income and mining tax and non-controlling interests where applicable.

2010
$
Comprehensive income under Canadian GAAP	334,596

Adjustment to net earnings (see table (b) above)	52
Reversal of cumulative translation adjustment (note i)	(35,107)
Increase in unrealized gain in available-for-sale financial assets (notes v, viii)	5,912
Other	(949)

(30,092)

Comprehensive income under IFRS	304,504

Comprehensive income from continuing operations	257,793
Comprehensive income from discontinued operations	46,711

Comprehensive income under IFRS	304,504

(d)	Cash flow reconciliation

The statement of cash flow has been adjusted according to the following:

•

Interest paid and income and mining taxes paid have been shown separately within operating activities of the statement of cash flows, whereas they were previously disclosed as supplementary information.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

(e)	Explanation of differences impacting the Company’s consolidated financial statements including IFRS 1 – First-Time Adoption of International Financial Reporting Standards

The following narratives explain the significant differences between Canadian GAAP accounting policies and the IFRS accounting policies adopted by the Company for the year beginning January 1, 2011, with comparative information for 2010 restated under IFRS, including the IFRS 1 exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS. Only the differences having an impact on the Company are described below.

i.	Foreign currency translation

Canadian GAAP – The factors considered in the determination of the functional currency of the Company, its subsidiaries, associates and joint ventures were prioritized based on management judgment. The U.S. dollar was the functional currency of the Company and all of its activities, with the exception of the Company’s Canadian mining activities, for which the functional currency was the Canadian dollar.

IFRS – (IAS 21, The Effects of Changes in Foreign Exchange Rates) – The functional currency of the Company, its subsidiaries, associates and joint ventures is determined on the basis of primary economic environment factors. Secondary and other indicators may be used to provide further evidence of the functional currency. Finally, management judgment should be used if the indicators are mixed and the functional currency is not obvious, in order to determine the functional currency which most faithfully represents the economic effects of the underlying transactions, events and conditions of the entity.

Under IFRS, the U.S. dollar is the functional currency of the Company and all of its subsidiaries, associates and joint ventures. As a result, the cumulative translation adjustment within accumulated other comprehensive income on the consolidated balance sheet under Canadian GAAP was eliminated. Any monetary items denominated in a foreign currency are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, non-monetary items at historical exchange rates, revenues and expenses at the average exchange rate in effect on the dates they occur and, depreciation, depletion and amortisation at the same historical exchange rates as the assets to which it relates. Foreign exchange gains and losses are recorded in the statement of earnings.

	January 1, 2010	December 31, 2010
	$	$
Decrease in receivables and other current assets	(170)	(147)
Decrease in inventories	(1,136)	(1,560)
Decrease in mining assets	(32,720)	(57,343)
Decrease in exploration and evaluation assets	(8,436)	(18,585)
Decrease in goodwill	(6,866)	(11,607)
Decrease in other non-current assets	(240)	(305)
Increase in asset retirement obligations	—	(341)
Decrease in cumulative translation adjustment	47,481	82,588

Decrease in retained earnings	2,087	7,300

Decrease in depreciation expense		(1,548)
Increase in accretion expense		2
Increase in foreign exchange losses		6,759

Decrease in net earnings		(5,213)

ii.	Business combinations

IFRS 1 provides the option to apply IFRS 3 Revised, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations and all changes in interests in subsidiaries, associates and joint ventures that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 and transactions resulting in changes in interests that occurred prior to its transition date, and such business combinations and transactions were not restated.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

In addition, as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment on the transition date even though no impairment indicators were identified. No impairment existed at the transition date.

The IFRS adjustments below (the La Arena transaction) relate to changes in interests in a subsidiary occurring after January 1, 2010.

La Arena transaction

Canadian GAAP – Consideration received as part of the farm-out arrangement resulted in a dilution in the Company’s interest of a subsidiary. Refer to note 5 relating to the La Arena project for more information. Non-controlling interests were adjusted to reflect the reduction in the Company’s interest in net assets of the subsidiary with a corresponding proportionate reduction recognized in the value of the related goodwill and a gain for the difference between these amounts and the consideration received.

IFRS – The difference between the amount by which non-controlling interests are adjusted and the consideration received is recognized directly in equity. No adjustment was made to the carrying amount of the assets and liabilities of the subsidiary, including goodwill.

	January 1, 2010	December 31, 2010
	$	$
Increase in goodwill	—	3,971
Increase in contributed surplus	—	(4,564)

Decrease in retained earnings	—	593

Decrease in interest income, derivatives and other investment gains		593

Decrease in net earnings		(593)

iii.	Exploration and evaluation assets

Canadian GAAP – Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable were charged against earnings. Costs incurred subsequent to this date were capitalized until such time as the projects were brought into production or were deemed economically unfeasible.

IFRS – (IFRS 6, Exploration and Evaluation of Mineral Resources) – The Company’s policy is such that all exploration expenditures are charged to earnings. Evaluation expenditures, representing those activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

As a result, certain exploration costs capitalized under Canadian GAAP have been expensed under IFRS, resulting in a decrease in exploration and development assets. This change had an impact only on transition. There was no impact to earnings in the year ended December 31, 2010.

	January 1, 2010	December 31, 2010
	$	$
Decrease in exploration and evaluation assets	(6,353)	(6,353)
Decrease in deferred income and mining tax liabilities	1,087	1,087

Decrease in retained earnings	5,266	5,266

As part of the adoption of IFRS, the term “exploration and development” was replaced with “exploration and evaluation assets” in respect of capitalized exploration and evaluation projects.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

iv.	Asset retirement obligations

Discount rate

Canadian GAAP – The discount rate used was the entity’s credit-adjusted risk-free interest rate. In addition, changes in the discount rate were not reflected in the measurement of the provision. The unwinding of the discount was presented as an operating expense. At the end of 2010, the average credit-adjusted risk-free interest rate was between 4.03% and 6.43% for all the Company’s mines and sites.

IFRS – (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) – The discount rate used reflects the risks specific to the obligation. Changes to the discount rate require re-measurement of the provision. The unwinding of the discount is presented as a financing cost. The impact of the adoption of IFRS is mainly related to these changes in the discount rate. Total projected undiscounted cash outflow has not changed materially. At the end of 2010, the average discount rate was between 1.49% and 2.52% for all the Company’s mines and sites.

Measurement of obligation

Canadian GAAP – The obligation was measured based on fair value using third-party market assumptions.

IFRS – Asset retirement obligations are measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

IFRS 1 election – Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date to IFRS.

	January 1, 2010	December 31, 2010
	$	$
Increase in mining assets	7,253	20,933
Decrease in exploration and evaluation assets	—	(18)
Decrease in current asset retirement obligations	692	420
Increase in non-current asset retirement obligations	(14,757)	(47,822)
Decrease in deferred income and mining tax liabilities	1,694	6,766
Increase in non-controlling interests	(94)	(111)

Decrease in retained earnings	5,212	19,832

Increase in mining costs		24,599
Decrease in depreciation expense		(1,041)
Decrease in accretion expense		(3,868)
Increase in foreign exchange losses		(15)
Decrease in income and mining tax expense		(5,072)

Decrease in net earnings		(14,603)

Net earnings adjustments attributable to:
Equity shareholders of the Company		(14,620)
Non-controlling interests		17

		(14,603)

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

v.	Financial instruments

Unquoted marketable securities

Canadian GAAP – Investments in equity instruments classified as available-for-sale that did not have a quoted market price in an active market were measured at cost.

IFRS – (IAS 39, Financial Instruments: Recognition and Measurement) – These assets are recognized at fair value where fair value can be reliably measured.

	January 1, 2010	December 31, 2010
	$	$
Increase in marketable securities	2,830	8,698
Increase in deferred income and mining tax liabilities	(354)	(1,087)
Increase in fair value reserve	(2,476)	(7,611)

Increase in retained earnings	—	—

Increase in unrealized gain on available-for-sale financial assets		(5,868)
Income tax impact		733

Increase in other comprehensive income		5,135

vi.	Warrants

Canadian GAAP – Contracts to deliver a fixed number of equity instruments in exchange for a fixed amount of foreign currency were considered equity instruments and were accounted for at cost.

IFRS – The Company’s warrants have a Canadian dollar exercise price which differs from the Company’s functional currency. As a result, these warrants are treated as a liability and measured at fair value with changes in fair value recognized through net earnings.

In addition, in 2009, some warrants expired without being exercised and were allocated to contributed surplus under Canadian GAAP. Under IFRS, the value of these warrants was transferred to retained earnings.

	January 1, 2010	December 31, 2010
	$	$
Increase in long-term liabilities – Warrants	(555)	—
Increase in common shares	—	(590)
Decrease in contributed surplus	24,391	24,391
Decrease in equity – Warrants	148	—

Increase in retained earnings	(23,984)	(23,801)

Increase in derivative loss		183

Decrease in net earnings		(183)

vii.	Flow-through common shares

Canadian GAAP – Flow-through common shares were recorded at their face value, net of related issuance costs. On the date the tax credits were renounced, a future tax liability was recognized as a cost of issuing the shares.

IFRS – Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

	January 1, 2010	December 31, 2010
	$	$
Decrease in deferred income and mining tax liabilities	(3,006)	24
Decrease in common shares	1,741	967

Decrease (increase) in retained earnings	1,265	(991)

Increase in foreign exchange loss		128
Increase in other income		(8,249)
Increase in income and mining tax expense		5,865

Increase in net earnings		2,256

viii.	Income and mining taxes

Deferred tax on translation gains and/or losses on non-monetary assets and liabilities

Canadian GAAP – The tax effect of temporary differences related to translation gains or losses were specifically exempted from being recognized.

IFRS – (IAS 12, Income Taxes) – There is no such exemption under IFRS. A translation gain or loss will arise where the local tax currency is not the same as the functional currency. Deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred tax on intercompany transactions

Canadian GAAP – Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions was prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash taxes paid or recovered as a result of a transfer of an asset were recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset was leaving the Company or was otherwise utilized.

IFRS – There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred.

Classification of deferred tax

Canadian GAAP – Deferred taxes were split between current and non-current components on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

Other adjustments

Other adjustments from Canadian GAAP to IFRS have been tax affected.

	January 1, 2010	December 31, 2010
	$	$
Decrease in deferred income and mining tax liabilities	29,995	31,005
Increase in non-controlling interests	—	(714)
Increase in accumulated other comprehensive income	—	(777)

Increase to retained earnings	(29,995)	(29,514)

Increase in income and mining tax expense		2,212
Decrease in foreign exchange loss		(2,445)

Increase in net earnings		233

Net earnings adjustments attributable to:
Equity shareholders of the Company		(481)
Non-controlling interests		714

		233

Decrease in income and mining tax on items recognized directly in other comprehensive income		(777)

ix.	Non-controlling interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated affiliate were classified as a separate component between liabilities and equity in the consolidated balance sheet and as a component of net earnings within the consolidated statement of earnings.

IFRS – Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

x.	Impairment of property, plant and equipment

Recoverable amount

Canadian GAAP – A recoverability test was performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset did not recover its carrying value, an impairment loss was calculated as the excess of the asset’s carrying amount over its fair value.

IFRS – (IAS 36, Impairment of Assets) – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where the recoverable amount is defined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and its value in use. Under the FVLCS calculation, expected future cash flows from the asset are discounted to their net present value less an estimate of the cost to sell the asset.

The change in measurement methodology did not have an impact on transition or the year ended December 31, 2010.

Reversal of impairment

Canadian GAAP – A reversal of impairment losses was not permitted.

IFRS – (IAS 39, Financial Instruments: Recognition and Measurement) – A reversal of impairment losses is required for assets other than goodwill if certain criteria are met.

On the transition date and in the year ended December 31, 2010, no reversal of impairment was recognized.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS

xi.	Other IFRS 1 exemptions and exceptions

IFRS 1 optional exemptions

Below are the remaining applicable optional exemptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

(i)	Borrowing costs – IFRS 1 permits the application of IAS 23, Borrowing Costs, which requires an entity to capitalize the borrowing costs related to all qualifying assets, retrospectively or prospectively from a date that is no later than the transition date. This is consistent with the Company’s policy under Canadian GAAP. As a result, no adjustment was required on transition to IFRS.

(ii)	Fair value as deemed cost – IFRS 1 permits the measurement of any item of property, plant and equipment at the item’s fair value on the date of transition as the item’s deemed cost. The Company elected to deem the cost of certain assets at their fair value on the date of transition. The selected assets had fair values that approximated their carrying values on January 1, 2010 and as a result, no transition adjustment was recorded. The aggregate fair value of items for which the deemed cost election was applied was $47,483,000 as at January 1, 2010.

IFRS Mandatory exceptions

As an applicable mandatory exception in IFRS 1 relevant to the Company’s conversion from Canadian GAAP to IFRS for estimates, hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IAMGOLD CORPORATION – 2011 CONSOLIDATED FINANCIAL STATEMENTS